

GIORDANO

BY COURIER



GIORDANO INTERNATIONAL LIMITED
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5168
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

January 18, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549
U.S.A.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Dear Sirs,

Re: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange: Act of 1934 – Sec File No.82-3780

We are submitting the documents in respect of Giordano International Limited, a company incorporated in Bermuda, as per attached Schedule for continuing to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act.

If you have any questions or require any additional information, please contact Ms. Alice Leung on (852) 2746 5178 in Hong Kong or Mr. Rhonda Lee on (1 212) 657 1853 of Citibank, N.A. in New York of the United States.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

SUPPL



Alice Leung
Company Secretary

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

LA/fc



Encl.

c.c. Ms. Karin Young - Citibank, N.A. (w/o enclosure)

SCHEDULE

GIORDANO INTERNATIONAL LIMITED

January 16, 2002

Document Description	Tab No.
I. Communications from Giordano to the Hong Kong Stock Exchange	
The Company's monthly return on movement of listed securities for the month ended June 30, 2001	1
The Company's monthly return on movement of listed securities for the month ended July 31, 2001	2
The Company's monthly return on movement of listed securities for the month ended August 31, 2001	3
The Company's monthly return on movement of listed securities for the month ended September 30, 2001	4
The Company's monthly return on movement of listed securities for the month ended October 31, 2001	5
The Company's monthly return on movement of listed securities for the month ended November 30, 2001	6
The Company's monthly return on movement of listed securities for the month ended December 31, 2001	7
Letter dated August 9, 2001 enclosing a Results Announcement Form in respect of the 2001 interim results	8
Letter dated August 9, 2001 enclosing a revised Results Announcement Form in respect of the 2001 interim results	9
Letter dated August 24, 2001 enclosing a CD ROM in respect of the publishing of the 2001 interim results on the Stock Exchange's website	10
Letter dated August 31, 2001 reporting 5,474,000 option shares were granted to certain option holders on August 31, 2001	11
Letter dated October 30, 2001 reporting the resignation of director and change of authorized representatives	12

II. Press Announcement

Press Announcement dated August 9, 2001 and published August 10, 2001 in respect of the interim results for 2001 13

Press Announcement dated October 30, 2001 and published on October 31, 2001 in respect of the resignation of executive director 14

III. Miscellaneous

Form D2 dated September 5, 2001 filed with the Companies Registry 15

Form F3 dated November 1, 2001 filed with the Companies Registry 16

Form D2 dated November 1, 2001 filed with the Companies Registry 17

Form ARF1 dated December 11, 2001 filed with the Companies Registry 18

Interim Report for the six months ended June 30, 2001 despatched to shareholders on August 22, 2001 19

FORM I

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Monthly Return On Movement of Listed Equity Securities
For the month ended June 30, 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Giordano International Limited
(Name of Company)

Leung Sze Man, Alice
(Name of Responsible Official)

Tel No.: 2746 5178

Date : July 5, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.05	100,000,000
Increase/(Decrease) (EGM approval date): (______)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.05	100,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,435,938,518	N/A	N/A
Increase/~~(Decrease)~~ during the month	90,000	N/A	N/A
Balance at close of the month :	1,436,028,518	N/A	N/A

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. 90,000 option shares Exercise price: HK$ 3.19	46,458,000	-	90,000	-	46,368,000	90,000
2. ________ Exercise price: HK$ ______						
WARRANTS* N/A Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price:* *HK$* ______						
2. ________ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
________ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(~~decreased~~) during the month:						90,000

Remarks : ________________________

Authorised Signatory:



Name : Leung Sze Man, Alice

Title : Company Secretary

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended July 31, 2001

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Giordano International Limited
(Name of Company)

Leung Sze Man, Alice Tel No.: 2746 5178
(Name of Responsible Official)

Date : August 3, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.05	100,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.05	100,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,436,028,518		
Increase/(Decrease) during the month	N/A		
Balance at close of the month :	1,436,028,518		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______	46,368,000	-	-	-	46,368,000	-
WARRANTS* N/A Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ Subscription price: HK$ ______ 2.________ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
________ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						-

Remarks : ____________________

Authorised Signatory:



Name : Leung Sze Man, Alice

3

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended August 31, 2001

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Giordano International Limited
(Name of Company)

Leung Sze Man, Alice — Tel No.: 2746 5178
(Name of Responsible Official)

Date : September 4, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.05	100,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.05	100,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,436,028,518		
Increase/(Decrease) during the month	N/A		
Balance at close of the month :	1,436,028,518		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______	46,368,000	5,474,000	-	-	51,842,000	-
WARRANTS* N/A Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______ 2.______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date:			
Bonus Issue			Issue and allotment Date:			
Scrip Dividend			Issue and allotment Date :			
Repurchase of share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration issue	Price:		Issue and allotment Date :			
Others (please specify)	Price:		Issue and allotment Date :			
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					-

Remarks : ____________________

Authorised Signatory:



Name : Leung Sze Man, Alice

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended September 30, 2001

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Giordano International Limited
(Name of Company)

Leung Sze Man, Alice — Tel No.: 2746 5178
(Name of Responsible Official)

Date : October 8, 2001

(A) **Information on Types of Listed Equity Securities :**
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : please specify :
4. Warrants : please specify :

(B) **Movement in Authorised Share Capital:**

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.05	100,000,000
Increase/(Decrease) (EGM approval date): ________)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.05	100,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,436,028,518		
Increase/(Decrease) during the month	N/A		
Balance at close of the month :	1,436,028,518		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______	51,842,000	-	-	-	51,842,000	-
2.______ Exercise price: HK$ ______						
WARRANTS* N/A Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______						
2.______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						-

Remarks : ______________________

Authorised Signatory:

Name : (Leung Sze Man, Alice

請簽收

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended October 31, 2001

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

GIORDANO INTERNATIONAL LIMITED
File No. 82-3780

From : Giordano International Limited
(Name of Company)

Leung Sze Man, Alice
(Name of Responsible Official)
Tel No.: 2746 5178

Date : November 6, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : please specify : ____
4. Warrants : please specify : ____

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.05	100,000,000
Increase/(Decrease) (EGM approval date): ____)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.05	100,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,436,028,518		
Increase/(Decrease) during the month	N/A		
Balance at close of the month :	1,436,028,518		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	~~Cancelled~~ *Lapsed	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	51,842,000	-	-	406,000	51,436,000	-
WARRANTS* N/A Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ____ 2.______ *Subscription price:* *HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						-

Remarks : * 406,000 option shares at the following subscription prices were lapsed:

Option Shares	Exercise Price
270,000	HK$3,728
136,000	HK$0.770
406,000	

Authorised Signatory:

Name : Leung Sze Man, Alice

Title : Company Secretary

Note:

6

請鑒收

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended November 30, 2001

GIORDANO INTERNATIONAL LIMITED

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

File No. 82-3780

From : Giordano International Limited
(Name of Company)

Leung Sze Man, Alice
(Name of Responsible Official)

Tel No.: 2176 5178

Date : December 5, 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : √
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.05	100,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.05	100,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,436,028,518		
Increase/(Decrease) during the month	N/A		
Balance at close of the month :	1,436,028,518		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled *Lapsed	No. of Options	
1.____ Exercise price: HK$ ____	51,436,000	-	-	900,000	50,536,000	-
2.____ Exercise price: HK$ ____						
WARRANTS* N/A Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price:* *HK$* ____						
2.____ *Subscription price:* *HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						-

Remarks : * 900,000 option shares were lapsed at subscription price : HK$4.46.

Authorised Signatory:



Name : Leung Sze Man, Alice

Title : Company Secretary

7

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended December 31, 2001

GIORDANO INTERNATIONAL LIMITED

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

File No. 82-3780

From : Giordano International Limited
(Name of Company)

Leung Sze Man, Alice
(Name of Responsible Official)

Tel No.: 2746 5178

Date : January 7, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : please specify :
4. Warrants : please specify :


HONG KONG EXCHANGES AND CLEARING LIMITED
香港交易及結算所有限公司
收費專

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	0.05	100,000,000
Increase/(Decrease) (EGM approval date):)	N/A	N/A	N/A
Balance at close of the month	2,000,000,000	0.05	100,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,436,028,518		
Increase/(Decrease) during the month	N/A		
Balance at close of the month :	1,436,028,518		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	50,536,000	-	-	-	50,536,000	-
WARRANTS* N/A Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ____ 2.______ *Subscription price:* *HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					-

Remarks : ____________________

Authorised Signatory:



Name : Leung Sze Man, Alice
Title : Company Secretary

Note:

Faxed √ Filed 3/8/01

GIORDANO

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5168
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

BY FAX (Fax No.: 2537 9502)(Total: 19 pages)
AND BY HAND

August 9, 2001

The Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central, Hong Kong.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Attn: Mr. Thomas Fuk

Dear Sirs,

Re : Giordano International Limited ("the Company")

We enclose the signed Results Announcement Form in respect of the interim results for the six months ended June 30, 2001 together with the remark and the press announcement for your attention.

The Company's announcement of 2001 interim results will be published in the Hong Kong iMail and Hong Kong Economic Times on August 10, 2001.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED



Alice Leung
Company Secretary

LA/mk/fc

: Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Giordano International Limited (Name of Company/Representative Company) No. of pages: 2

Leung Sze Man, Alice (Responsible Official) 2746 5178 (Contact Telephone Number) August 9, 2001 Date

Name of listed company : GIORDANO INTERNATIONAL LIMITED

Year end date : 31 / 12 / 2001

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☑ No

To be published in the newspapers (if applicable)
☐ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☑ Neither

Review of interim report (if applicable) by
☑ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from Jan 1, 2001 to Jun 30, 2001 ($) HK$'M		(~~Audited~~/Unaudited*) Last Corresponding Period from Jan 1, 2000 to Jun 30, 2000 ($) HK$'M	
Turnover (Note I)	:	1,741		1,661	
Profit/(Loss) from Operations (Note III)	:	196		175	
Finance cost	:	(2)		(2)	
Share of Profit / (Loss) of Associates	:	40		38	
Share of Profit / (Loss) of Jointly Controlled Entities	:	-		-	
Profit / (Loss) after Taxation & MI	:	191		173	
% Change over Last Period	:	10.4 %			
EPS / (LPS) - Basic	:	13.3 HK cents		12.3 HK cents	
- Diluted	:	13.2 HK cents		11.9 HK cents	
Extraordinary ("ETD") Gain / (Loss)	:	-		-	
Profit / (Loss) after ETD Items	:	-		-	
Interim / ~~Final~~* Dividend per Share	:	4.5 HK cents		4.25 HK cents	
(specify if with other options)	:	-		-	
B / C Dates for Interim / ~~Final~~* Dividend	:	September 3, 2001	to	September 5, 2001	bdi.
Payable Date	:	September 12, 2001			
B / C Dates for (______) General Meeting	:	-	to	-	bdi.
Other Distribution for Current Period	:	-			
		-			
B / C Date for Other Distribution	:	-	to	-	bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
GIORDANO INTERNATIONAL LIMITED

Remarks:

1. **Dividend per share**

The comparative dividend per share has been adjusted for the effect of the share subdivision (the "Share Subdivision") effective August 11, 2000 whereby each of the then existing issued and unissued shares of HK$0.10 each was subdivided into two shares of HK$0.05 each.

2. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the unaudited consolidated profit attributable to shareholders for the period of HK$191 million (2000: HK$173 million).

The basic earnings per share is based on the weighted average of 1,433,520,946 shares (2000: 1,416,532,956 shares, as adjusted for the effect of the Share Subdivision) in issue during the six months ended June 30, 2001.

The diluted earnings per share is based on 1,433,520,946 shares (2000: 1,416,532,956 shares, as adjusted for the effect of the Share Subdivision) which is the weighted average number of shares in issue during the six months ended June 30, 2001 plus the weighted average of 17,543,954 shares (2000: 38,409,594 shares, as adjusted for the effect of the Share Subdivision), deemed to be issued at no consideration if all outstanding share options granted under the employee share option scheme of the Company had been exercised.

GIORDANO

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5166
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

BY FAX (Fax No.: 2523 1254) (Total: 3 pages)
AND BY HAND

August 9, 2001

The Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central, Hong Kong.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Attn: Ms. Jane Shum

Dear Sirs,

Re : Giordano International Limited ("the Company")

We refer to our previous letter of even date and the subsequent telephone conversation between your Ms. Jane Shum and our Ms. Mayble Kwok and enclose the revised Results Announcement Form in respect of the interim results of the Company for the six months ended June 30, 2001 together with the remarks for your attention.

Please note that the revised Results Announcement Form and the remarks thereon will supersede the previous one sent under our said letter.

The Company's announcement of 2001 interim results will be published in the Hong Kong iMail and Hong Kong Economic Times on August 10, 2001.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED



Alice Leung
Company Secretary

LA/mk

REVISED

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Giordano International Limited (Name of Company/~~Representative Company~~)

No. of pages: 2

Leung Sze Man, Alice (Responsible Official) 2746 5178 (Contact Telephone Number) August 9, 2001 Date

Name of listed company : GIORDANO INTERNATIONAL LIMITED

Year end date : 31 / 12 / 2001

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☑ No

To be published in the newspapers (if applicable)
☐ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☑ Neither

Review of interim report (if applicable) by
☑ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from Jan 1, 2001 to Jun 30, 2001 ($) HK$'M		(~~Audited~~/Unaudited*) Last Corresponding Period from Jan 1, 2000 to Jun 30, 2000 ($) HK$'M	
Turnover (Note I)	:	1,741		1,661	
Profit/(Loss) from Operations (Note III)	:	196		175	
Finance cost	:	(2)		(2)	
Share of Profit / (Loss) of Associates	:	40		38	
Share of Profit / (Loss) of Jointly Controlled Entities	:	-		-	
Profit / (Loss) after Taxation & MI	:	191		173	
% Change over Last Period	:	10.4 %			
EPS (LPS) - Basic	:	13.3 HK cents		12.2 HK cents	
- Diluted	:	13.2 HK cents		11.9 HK cents	
Extraordinary ("ETD") Gain / (Loss)	:	-		-	
Profit / (Loss) after ETD Items	:	-		-	
Interim / ~~Final~~* Dividend per Share	:	4.5 HK cents		4.25 HK cents	
(specify if with other options)	:	-		-	
B / C Dates for Interim / ~~Final~~* Dividend	:	September 3, 2001	to	September 5, 2001	bdi.
Payable Date	:	September 12, 2001			
B / C Dates for (_____) General Meeting	:	-	to	-	bdi.
Other Distribution for Current Period	:	-			
		-			
B / C Date for Other Distribution	:	-	to	-	bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of

Remarks:

1. **Comparative figures**

   Due to the adoption of the revised SSAP, certain comparative figures have been reclassified to confirm the current period's presentation.

2. **Dividend per share**

   The comparative dividend per share has been adjusted for the effect of the share subdivision (the "Share Subdivision") effective August 11, 2000 whereby each of the then existing issued and unissued shares of HK$0.10 each was subdivided into two shares of HK$0.05 each.

3. **Earning per share**

   The calculation of basic and diluted earnings per share is based on the unaudited consolidated profit attributable to shareholders for the period of HK$191 million (2000: HK$173 million).

   The basic earnings per share is based on the weighted average of 1,433,520,946 shares (2000: 1,416,532,956 shares, as adjusted for the effect of the Share Subdivision) in issue during the six months ended June 30, 2001.

   The diluted earnings per share is based on 1,433,520,946 shares (2000: 1,416,532,956 shares, as adjusted for the effect of the Share Subdivision) which is the weighted average number of shares in issue during the six months ended June 30, 2001 plus the weighted average of 17,543,954 shares (2000: 38,409,594 shares, as adjusted for the effect of the Share Subdivision), deemed to be issued at no consideration if all outstanding share options granted under the employee share option scheme of the Company had been exercised.

GIORDANO

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5168
Fax: (852) 2785 0343 / 2370 8664
http://www.giordano.com.hk

BY HAND

August 24, 2001

The Stock Exchange of Hong Kong Limited,
11/F., One International Finance Centre,
1 Harbour View Street,
Central, Hong Kong.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Attn: Ms. Karen Lee – Head of Listing, Regulation & Risk Management
Mr. Roger Lee – Head of E-Business & Information Services

Dear Sirs,

Re: Giordano International Limited (the "Company")
Publication of financial information for the interim period ended June 30, 2001

With reference to letter dated December 20, 2000 from The Stock Exchange of Hong Kong Limited (the "Exchange") regarding publication of listed issuers' financial information on the Exchange's website, we confirm that information contained in the attached CD ROM is complete, accurate and is identical to that disclosed in the interim report for the period ended June 30, 2001 issued by the Company.

We consent to the Exchange publishing the information contained in the CD ROM on the Exchange's website.

Should you have any query, please contact the undersigned at 2746 5112 or our Ms. Alice Leung at 2746 5178.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED



Terry Ng
Authorized Representative

Receipt acknowledged by:

Date:

Encl.

LA/mk/fc

GIORDANO

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5168
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

BY FAX AND BY HAND
(Fax No. 2537 9502)

August 31, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn : Mr. Thomas Fuk

Dear Sirs,

Re : Giordano International Limited (the "Company")
Employee Share Option Scheme (the "Scheme")

We write to give notice that pursuant to the authority granted by the shareholders of the Company to the directors of the Company (the "Directors") to grant options to subscribe for the ordinary shares of HK$0.05 each (the "Share") in the share capital of the Company in accordance with the Rules of the Scheme adopted by the Company on May 23, 1995 and became effective on May 29, 1995, options in respect of a total number of 5,474,000 Shares at the exercise price of HK$3.108 per Share were granted by the Directors on August 31, 2001 to the grantees as detailed in the attached Schedule.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED



Lau Kwok Kuen, Peter
Chairman

Encl.
LA/ay

GIORDANO INTERNATIONAL LIMITED

SCHEDULE

Name of Grantees	No. of options granted
Chan Pak Sing	90,000
Cheung Fat Keung	60,000
Poon Lai Sim	60,000
Chan Chien Hung	40,000
Tang Wai Yu	30,000
Ng Choi Ching	30,000
Chung Sau Ying	40,000
Chan Man To	30,000
Shih Man Wa	30,000
Chiu Hoi Kei	20,000
Lee Kee Man	20,000
Lo Hing Ying	74,000
Sam Sin I	20,000
Leung Yin Wah	30,000
Ngai Sin Tai	120,000
Yim Chi Hang	100,000
Chan Fai Ming	30,000
Chau Bo Fung	80,000
Cheng Kwai Wah	60,000
Lam Ka Pik Lucia	60,000
Mak Shun Chi	60,000
Ng Ka Hung	100,000
Wong Siu Wai	50,000
Wong Yin Ming	50,000
Lai Hing Lung	50,000
Ng Ka Yin	40,000
Wong Fung Chi	30,000
Kwok Chi Mui	40,000
Tang Chau Har	50,000
Chu Man Fong	150,000
Yip Yin Yi	50,000
Lin Yuet Wa	30,000
Lin Shih Yao	50,000
Shen Pao Hung	30,000
Chen Yu Ching	30,000
Huang Chiung Hui	30,000
Leung Sze Man Alice	80,000
Lai Lok Yan	80,000
Jim Lai Shan	50,000



GIORDANO INTERNATIONAL LIMITED

SCHEDULE (Continued)

Name of Grantees	No. of options granted
Tay Chin Leong Robert	250,000
Chan Oi Lin Irene	100,000
Soong Heng-Mei	100,000
Kuan Lee Hong	50,000
Ang Keat Mui Patricia	50,000
Tan Huan Seng	50,000
Lim Siok Lin Janice	100,000
Hoe Bok Lan	50,000
Chong Kim Hong	50,000
Sim Hai Yeun	150,000
See Mei Ling	50,000
Han Yuet Mei	50,000
Toh Lai Yee	150,000
Hsiao Ching Fang	100,000
Huang Cheng Lang	150,000
Shen Wen Jeh	100,000
Lee Han Yao	50,000
Chan Sze Ming	100,000
Lin Shu Yen	50,000
Tung Chieh Chun	50,000
Chang Fang Ching	50,000
Huang Chia Ling	50,000
Chen Chin Yun	50,000
Chen Shu Yuan	50,000
John Francis Fahey	200,000
Yeo Boon Liang	200,000
Wong Yung	100,000
Yip Cham Hung	100,000
Yang Chia Hua	150,000
Fung Ka Yan	150,000
Ma Man Chung	100,000
Chan Lai Ming	50,000
Mak Fong Tin Henry	50,000
Loo Hoi Por	100,000
Leung Chi Wang	50,000
Lam Yuk Ming	100,000
Lam Chi Sum	50,000
TOTAL	**5,474,000**



12

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 5168
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

BY FAX AND BY HAND
(Fax No. 2537 9502)

October 30, 2001

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central, Hong Kong.

Attn: Mr. Thomas Fuk

Dear Sirs,

Re : Resignation of Director and Change of Authorized Representatives

We write to inform you that the resignation of Mr. Ng Sze Yuen, Terry as executive director of the Company will take effect from the close of business on October 31, 2001. Please note that notice of the said resignation will be published in Hong Kong i-mail and Hong Kong Economic Times on October 31, 2001.

The future contact details of Mr. Ng is as follows:

Address:	28/F, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong
Office Phone No.:	2879 0188

In addition, the authorized representative of the Company will be changed from Mr. Ng to Mr. Yong Kin Cheong, Samuel and Ms. Law Chui Yin, Alison will be appointed as Alternate Authorized Representative of the Company. We enclose the duly completed and signed Form A for your attention.

If you have any queries, please feel free to contact the undersigned on 2746 5178.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED



Alice Leung
Company Secretary

Encl.

Standard Form A

To : The Stock Exchange of Hong Kong Limited – Listing Division

From : Lau Kwok Kuen, Peter

(Name of Responsible Official and, if applicable, Name and Capacity of Representative Company)

Re : Giordano International Limited

(Name of the subject Company/Unit Trust/Mutual Fund)

Subject : Authorised Representatives

Date : October 30, 2001

1. The required details of the two authorised representatives (pursuant to Rule 3.06(1) of the Rules Governing the Listing of Securities) of the subject Company/the Management Company of the subject Unit Trust/Mutual Fund are as follows :–

Name	Position	Telephone Office	Telephone Home	Facsimile Office (where available)	Facsimile Home (where available)	Authorised Representative
Lau Kwok Kuen, Peter	Chairman & Director	2746 4609	2810 6030	2744 3570	-	A
Yong Kin Cheong, Samuel	Group Financial Controller	2746 5105	2525 5602	2785 0343	-	B

2. The following particulars (where appropriate) are the required details of the alternates (pursuant to Rules 3.06(2) of the Rules Governing the Listing of Securities) of the Authorised Representatives :–

	Name	Position	Telephone Office	Telephone Home	Facsimile Office (where available)	Facsimile Home	Applicable Period From (if any)	Applicable Period To
A:	Leung Sze Man, Alice	Company Secretary	2746 5178	2353 1038	2370 8864	-	-	
B:	Law Chui Yin, Alison	Assistant to Chairman	2746 4727	2915 1947	2744 3570	-	-	
C:								

Remarks :–



Authorised Signature

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

GIORDANO

www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2001

CONSOLIDATED FINANCIAL HIGHLIGHTS

	Unaudited Six months ended June 30 2001	2000	% Change
Operating Results (*HK$m*)			
Turnover	1,741	1,661	4.8
Profit before taxation	234	211	10.9
Profit attributable to shareholders	191	173	10.4
Per Share Data (*HK cents*)			
Earnings per share	13.3	12.2	9.0
Interim dividend	4.5	4.25	5.9
Statistics			
Net earnings as a percentage of turnover	11.0	10.4	
Current ratio	2.8	3.4	
Total debt to equity ratio	0.3	0.3	
Inventory turnover on sales (days)	26	28	
Comparable store sales (decrease) / increase	(1.6%)	9.4%	
Number of outlets	1,013	825	

UNAUDITED INTERIM RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to announce that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2001 are as follows:

Condensed Consolidated Profit and Loss Account

(In HK$ millions except earnings per share)	*Note*	*Six months ended June 30* 2001 (Unaudited)	2000 (Unaudited)
Turnover	2	$1,741	$1,661
Cost of sales		(971)	(928)
Gross profit		770	733
Other revenues		68	68
Distribution, administrative and other operating expenses		(642)	(626)
Operating profit	3	196	175

The significant changes in the Group's accounting policies resulting from the adoption of these new policies are set out below:

(a) SSAP 9 (revised): Event after balance sheet date

In accordance with the SSAP 9 (revised), the Group no longer recognizes *dividends proposed or declared after the balance sheet date* as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparative figures presented have been restated *to conform to the changed policy.*

This adjustment has resulted in a decrease in current liabilities at June 30, 2001 by HK$65 million (December 31, 2000: HK$157 million) for the provision of the proposed dividends that is no longer required.

(b) *SSAP 26: Segment reporting*

In Note 2 to these condensed interim financial statements the Group has disclosed segment revenue and results as defined under SSAP 26. In accordance with the Group's internal financial reporting, the Group has determined *that business segments* be presented as the primary reporting format and geographical as the secondary reporting format. Comparative information has been given.

2 *Turnover and segmental information*

An analysis of the Group's turnover and contribution to the operating profit by business segments is as follows:

(In HK$ millions)	Six months ended June 30 2001 (Unaudited) Turnover	2001 (Unaudited) Contribution to operating profit	2000 (Unaudited) Turnover	2000 (Unaudited) *Contribution to operating profit*
Retail and Distribution	$1,638	$165	$1,573	$141
Manufacturing	350	31	342	34
Less: Inter-segment sales	(247)	—	(254)	—
	$1,741	$196	$1,661	$175

The geographical segments of the Group's turnover is as follows:

(In HK$ millions)	Six months ended June 30 2001 (Unaudited)	2000 (Unaudited)
Taiwan	$ 405	$ 482
Hong Kong	389	398
Mainland China	378	331
Singapore	169	167
Korea	146	109
Japan	88	46
Other territories	166	128
	$1,741	$1,661

	Note		
Other revenues		[illegible]	[illegible]
Distribution, administrative and other operating expenses		(642)	(626)
Operating profit	3	196	175
Finance costs		(2)	(2)
Share of profits of associated companies		40	38
Profit before taxation		234	211
Taxation	4	(40)	(32)
Profit after taxation		194	179
Minority interests		(3)	(6)
Profit attributable to shareholders		$ 191	$ 173
Dividends	5		
2000/1999 final and special		$ 157	$ 198
2001/2000 interim		$ 65	$ 61
Earnings per share	6		
Basic		13.3 HK cents	12.2 HK cents
Diluted		13.2 HK cents	11.9 HK cents

Condensed Consolidated Balance Sheet

(In HK$ millions)	*Note*	June 30 2001 (Unaudited)	December 31 2000 (Audited)
ASSETS			
Non-current assets			
Fixed assets		$ 649	$ 453
Interest in associated companies		163	151
		812	604
Current assets			
Inventories		254	303
Trade receivables	7	88	113
Other receivables, deposits and prepayments		356	341
Cash and bank balances		589	749
		1,287	1,506
Total assets		2,099	2,110
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital		72	72
Reserves		809	825
Retained profits	8	630	504
Proposed dividends	1,5	65	157
		1,576	1,558
Minority interests		47	41
Non-current liabilities			
Long-term liabilities	9	12	19
Current liabilities			
Trade payables	10	298	296
Other payables and accruals		128	158
Current portion of long-term liabilities		5	5
Taxation		33	33
		464	492
Total equity and liabilities		$2,099	$2,110

Notes:

1 **Principal accounting policies**

These unaudited consolidated condensed interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim financial reporting, issued by the *Hong Kong Society of Accountants.*

These condensed interim financial statements *should be read* in conjunction with the 2000 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, *2000 except that the Group has changed* certain of its accounting policies following its adoption of the following SSAP issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after January 1, 2001:

SSAP 9 (revised): Events after balance sheet date
SSAP 14 (revised): Leases
SSAP 26: Segment reporting
SSAP 28: Provisions, contingent liabilities and contingent assets
SSAP 30: Business combinations
SSAP 31: *Impairment* of assets

Korea	[illegible]	[illegible]
Japan	88	46
Other territories	166	128
	$1,741	$1,661

No analysis of the contribution to operating profit by *geographical* location has been presented as no contribution to operating profit from any of the above geographical locations is substantially out of line with the normal ratio of profit to turnover.

3 **Operating profit**

The operating profit is stated after charging:

(In HK$ millions)	Six months ended June 30 2001 (Unaudited)	2000 (Unaudited)
Depreciation of owned fixed assets	$51	$40
Depreciation of fixed assets held under finance leases	2	2

4 **Taxation**

Hong Kong profits tax is calculated at the rate of 16.0% (2000: 16.0%) on the estimated assessable *profits for the six months ended June* 30, 2001. Overseas taxation is calculated at the rates applicable in the respective jurisdictions.

(In HK$ millions)	Six months ended June 30 2001 (Unaudited)	2000 (Unaudited)
Company and subsidiaries		
Hong Kong profits tax	$ 7	$ 2
Overseas taxation	21	21
Associated companies		
Overseas taxation	12	9
	$40	$32

5 **Dividends**

(In HK$ millions)	Six months ended June 30 2001 (Unaudited)	2000 (Unaudited)
2000 final dividend, paid, of 6.0 HK cents (1999: 5.5 HK cents) per share (note (ii))	$ 86	$ 78
2000 special dividend, paid, of 5.0 HK cents (1999: 8.5 HK cents) per share (note (ii))	71	120
	157	198
Proposed interim dividend — 4.5 HK cents (2000: 4.25 HK cents) per share (note (iii))	65	61
	$222	$259

Note (i): The comparative dividends per share have been adjusted for the effect of the share subdivision *(the "Share Subdivision") effective August 11, 2000 whereby* each of the then existing issued and unissued shares of HK$0.10 each was subdivided into two shares of HK$0.05 each.

Note (ii): The previously recorded final and special dividends proposed and declared after the *balance sheet date* but accrued in the accounts for the years ended December 31, 1999 and 2000 were HK$198 million and HK$157 million respectively. Under the Group's new accounting policy as described in Note 1(a), these have been *written* back to the opening reserves as at January 1, 2000 and 2001 in Note 8 and are now charged in the period in which they were proposed.

Note (iii): At the board meeting held on August 9, 2001, the directors declared an interim *dividend of 4.5 HK cents per share.* This proposed interim dividend is not reflected as a dividend payable in these condensed interim financial statements, but will be reflected as an appropriation of retained profits for the year ending December 31, 2001.

6 **Earnings per share**

The *calculation of* basic and diluted earnings per share is based on the unaudited consolidated profit attributable to shareholders for the period of HK$191 million (2000: HK$173 million).

The basic earnings per share is based on the weighted average of 1,433,520,946 shares (2000: *1,416,532,956 shares*, as adjusted for the effect of the *Share Subdivision*) in issue during the six months ended June 30, 2001.

The diluted earnings per share is based on 1,433,520,946 shares (2000: 1,416,532,956 shares, as adjusted for the effect of the Share Subdivision) which is the weighted average number of shares in issue during the six months ended *June* 30, 2001 plus the weighted *average* of 17,543,954 shares (2000: 38,409,594 shares, as adjusted for the effect of the Share Subdivision), deemed to be issued at no consideration if all outstanding share options granted under the employee share option scheme *of the Company had been exercised.*

7 **Trade receivables**

Other than cash and *credit card sales, the Group normally* allows an average credit period of 60 days to its trade customers.

The ageing analysis of trade debtors is as follows:

(In HK$ millions)	June 30 2001 (Unaudited)	December 31 2000 (Audited)
0 - 30 days	$66	$ 92
31 - 60 days	15	17
61 - 90 days	4	2
Over 90 days	3	2
	$88	$113

8 **Retained profits**

(In HK$ millions)	
At January 1, 2000 as previously reported	$384
Effect of adopting SSAP 9 (revised) (Note 1(a))	198
At January 1, 2000 as restated	$582
1999 final and special dividends paid	(198)
Profit for the year	416
Repurchase of shares	(1)
Transfer to other reserves	(77)
2000 interim dividend paid (Note 5)	(61)
At December 31, 2000 as restated	$661
Representing:	
Retained profits	$504
2000 final and special dividends proposed (Note 5)	157
	$661
At January 1, 2001 as previously reported	$504
Effect of adopting SSAP 9 (revised) (Note 1(a))	157
At January 1, 2001 as restated	$661
2000 final and special dividends paid (Note 5)	(157)
Profit for the period	191
At June 30, 2001	$695
Representing:	
Retained profits	$630
2001 interim dividend proposed (Note 5)	65
	$695

9 **Long-term liabilities**

Included in the Group's long-term liabilities at June 30, 2001 are bank loans and overdrafts and other borrowings (excluding finance lease liabilities), which are repayable as follows:

	Bank loans and overdrafts		Other loans	
(In HK$ millions)	June 30 2001 (Unaudited)	December 31 2000 (Audited)	June 30 2001 (Unaudited)	December 31 2000 (Audited)
Within one year	$2	$1	$—	$—
In the second year	—	1	—	—
In the third to fifth year inclusive	—	—	4	4
Over five years	—	—	—	—
	$2	$2	$ 4	$ 4

10 **Trade payables**

The ageing analysis of trade creditors is as follows:

(In HK$ millions)	June 30 2001 (Unaudited)	December 31 2000 (Audited)
0 - 30 days	$177	$227
31 - 60 days	55	50
61 - 90 days	31	12
Over 90 days	35	7
	$298	$296

11 **Total assets less current liabilities and net current assets**

The Group's total assets less current liabilities amounted to HK$1,635 million and HK$1,618 million at June 30, 2001 and December 31, 2000 respectively. The Group's *net current assets, defined as current assets less current liabilities*, amounted to HK$823 million and HK$1,014 million at June 30, 2001 and December 31, 2000 respectively.

The comparative figures for December 31, 2000 have been restated to take into account the adoption of the Group's new accounting policy as described in Note 1(a).

12 **Commitments**

Commitments under operating leases

At June 30, 2001, the Group had total future aggregate minimum lease payments under non-cancellable operating leases in respect of retail shops, office premises, factories and warehouses as set out below:

Operating leases which expire:

	June 30 2001	December 31 2000

The turnover of "Giordano Ladies" improved by 36.2% to HK$64 million (2000: HK$47 million). In addition to the Taiwan and Hong Kong markets, "Giordano Ladies" has also opened outlets in Guangzhou, Shanghai and Beijing. Initial responses have been encouraging and more outlets will be opened this year.

The turnover of "Giordano Junior" improved slightly by 4.2% to *HK$74 million (2000: HK$71 million)*. This brand will be re-marketed to deliver unique value to its supporters this fall.

Going into its third year of operation, "Bluestar Exchange" retail sales reached HK$91 million (2000: HK$65 million) *for the six months ended June 30, 2001*. The improvement was mainly due to the net increase of a total of 20 outlets in Taiwan, Singapore and Germany. The brand was re-marketed this spring to improve both gross and operating margins. In collaboration with China Resources Enterprise, Limited, "Bluestar Exchange" is being marketed as "Blue Navy" in Mainland China, but with a facelift to test a new concept there. A quick roll-out of upto 25 outlets within six months is expected after the first few shops *have been adequately tested*.

The Manufacturing Division's sales turnover, including intra-group sales, increased only by 2.3% to HK$350 million (2000: HK$342 million) for the six months ended June 30, 2001. Net sales to external customers, however, improved by 17.0% to HK$103 million (2000: HK$88 million). This was in line with Group's policy to shift its manufacturing capacity towards external customers. The Manufacturing Division's contribution to Group operating profit after consolidation adjustments amounted to HK$31 million (2000: HK$34 million), representing 15.8% (2000: 19.4%) of total Group consolidated operating profit.

Margins

Gross profit increased by 5.0% to HK$770 million (2000: HK$733 million) for the six months ended June 30, 2001. Gross profit margins improved slightly to 44.2% (2000: 44.1%).

Lower retail margins in Taiwan were offset by improved retail margins reported in other markets. The margins protection policy was backed by a product innovation and value enhancement strategy. This also reflected less markdowns during the period under review.

Gross margins from the Manufacturing Division also improved *slightly* due to *lower material cost and the benefit of its* expanded subcontracting.

Distribution Costs and Administrative and Other Operating Expenses

Total distribution costs and administrative and other operating expenses increased by 2.6% *to HK$642 million (2000:* HK$626 million), representing 36.9% of turnover (2000: 37.7%).

Cash Flows

Cash provided from operating activities was HK$270 million, compared with HK$131 million for the corresponding period in 2000. This HK$139 million increase was primarily attributable to a reduction in inventory and receivables.

Net cash outflow from returns on investments and servicing of finance was HK$139 million, compared with HK$178 million reported in 2000. The decrease was primarily due to a smaller dividend payments of HK$157 million (2000: HK$198 million).

Net cash outflow from investing activities was HK$256 million compared with HK$26 million reported in 2000. This HK$230 million increase was primarily due to a premium payment *for acquiring a Hong Kong leasehold interest* in January 2001. The total outflow for this leasehold interest was HK$207 million.

Net cash inflow from financing activities was HK$6 million, compared with HK$21 million reported in 2000. This HK$15 *million decrease primarily reflected* a reduction in share repurchase expenditure, offset by the decrease in proceeds from the exercise of share options. The Company did not repurchase any of its shares for the six months ended June 30, 2001 (2000: HK$40 million). The proceeds from the exercise of share options also decreased to HK$8 million (2000: HK$63 million).

FINANCIAL CONDITION

Liquidity and Capital Resources

Cash and bank balances amounted to HK$589 million as at June 30, 2001 (June 30, 2000: HK$701 million). The current ratio was 2.8 (June 30, 2000: 3.4). The Group's total liabilities amounted to HK$476 million (June 30, 2000: HK$407 million). As at June 30, 2001, the Group's gearing ratio was 0.3 (June 30, 2000: 0.3) based on average shareholders' equity of HK$1.58 billion (June 30, 2000: HK$1.45 billion).

Due to its globalized activities, the Group is exposed to foreign currency exchange rate fluctuation. The Group mitigates the risks associated with changes in foreign currency rates by entering into certain foreign exchange forward contracts to hedge payments of intercompany purchases with certain subsidiaries. Cash surplus in overseas operations are also remitted to Hong Kong on a timely basis. In the long term, the Group will procure more from suppliers in local markets.

As of June 30, 2001, the Group had trade finance and revolving loan facilities totaling HK$728 million. None of the revolving loan facilities was utilized. Management believes that existing financial resources will be sufficient to meet future expansion plans and, if necessary, the Company will be able to *obtain additional financing on favorable terms*.

OUTLOOK

The Group believes it has made great strides for the first six months of 2001 as it has attained a steady profit growth of 10.4% for the period in light of the tremendous profit base same period last year.

However, it is prudent not to be overly optimistic in one's forecast for the coming six months as macroeconomic conditions in some existing markets are still due for recovery. Hence, the Group will be cautious in its strategic plan for

Commitments under operating leases

At June 30, 2001, the Group had total future aggregate minimum lease payments under non-cancellable operating leases in respect of retail shops, office premises, factories and warehouses as set out below:

Operating leases which expire:

(In HK$ millions)	June 30 2001 (Unaudited)	December 31 2000 (Restated)
Within one year	$332	$325
In the second to fifth year inclusive	443	426
Over five years	12	7
	$787	$758

13 **Contingent liabilities**

There is no material change in contingent liabilities since the last annual balance sheet date.

INTERIM DIVIDEND

The directors have declared an interim dividend of 4.5 HK cents (2000: 4.25 HK cents, as adjusted for the effect of Share Subdivision) per share for the year ending December 31, 2001 payable to shareholders on the Register of Members of the Company at the close of business on September 5, 2001. The relevant dividend warrants will be despatched to shareholders on September 12, 2001.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from September 3, 2001 to September 5, 2001, both days inclusive, during which period no transfer of shares will be registered. To qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, 2401 Prince's Building, Central, Hong Kong, for registration not later than 4:00 p.m. on August 31, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Turnover and Profit Attributable to Shareholders

Group total turnover for the six months ended June 30, 2001 was HK$1.74 billion (2000: HK$1.66 billion), an increase of 4.8% over the corresponding period last year. Profit attributable to shareholders improved by 10.4% to HK$191 million (2000: HK$173 million).

In the Retail and Distribution Division, sales turnover increased by 4.5% to HK$1.64 billion (2000: HK$1.57 billion). The increase would have been 8.2% if sales turnover for overseas operations was translated into Hong Kong Dollar at constant exchange rates. Comparable store sales dropped by 1.6%. However, total Group inventory turnover on sales was 26 days (2000: 28 days), reflecting the Group's strength in the management of inventory.

The following table breaks down the Group's retail sales turnover:

	Six months ended June 30		%
(In HK$ millions)	2001	2000	Change
Taiwan	405	482	-16.0
Hong Kong	382	380	0.5
Mainland China	374	319	17.2
Other markets	273	225	21.3

All markets except for Taiwan reported sales improvements. Taiwan retail sales fell by 16.0% to HK$405 million (2000: HK$482 million), attributable to a severe market condition and a sliding New Taiwan Dollar. Of this decrease, 9.8% was the result of the conversion of a weaker New Taiwan Dollar into Hong Kong Dollar.

Hong Kong retail sales were virtually unchanged at HK$382 million (2000: HK$380 million), reflecting an uncertain economic outlook.

Mainland China reported a turnover growth of 17.2% to HK$374 million (2000: HK$319 million), primarily due to the net increase of 101 retail outlets.

Each of the brands performed differently according to the different stage of its development.

Retail and wholesale turnover of "Giordano" was HK$1.41 billion for the six months ended June 30, 2001 (2000: HK$1.39 billion). The slower growth reflects the Group's preference in margins protection to top-line targets. Drivers for accelerated top-line growth of "Giordano" will mainly come from new markets and markets with further growth opportunities. These include Australia, Japan, Korea and Mainland China. A comeback of the Taiwan market is also believed to be on the horizon when the economy there begins to recover.

OUTLOOK

The Group believes it has made great strides for the first six months of 2001 as it has attained a steady profit growth of 10.4% for the period in light of the tremendous profit base same period last year.

However, it is prudent not to be overly optimistic in one's forecast for the coming six months as macroeconomic conditions in some existing markets are still due for recovery. Hence, the Group will be cautious in its strategic plan for its operations in all major markets.

For the coming six months, Management will focus on:

(1) Product assortment refinement — this strategy has been a proven success and is a key factor in improving margins and turnover of the Group. However, the Group will not sacrifice operating margins for extra turnover growth. Higher value-added products will stimulate purchasing desires of our customers.

(2) *Advertising* — to further the Group's market share, the Group will increase resources in its advertising campaign to gain brands awareness and turnover growth. These additional resources will be in line with the percentage of the extra projected turnover.

(3) Reducing fixed overheads — the Group will continuously review and streamline its operations in order to maintain the most efficient levels of fixed costs and overheads.

(4) Further expansion in newly developed markets — the Company expects Japan will open three more outlets; Germany will open 24 more outlets; Australia will open seven more outlets and Indonesia will open seven more outlets. With these expansion, the Group will reach a significant economy of scale in these markets. For the full year 2001, Management expects a small loss will be registered in Japan and Germany as necessary adjustments are being made to correct inevitable start-up issues in these newly developed markets. It is expected that meaningful contributions to the Group will follow in coming years.

HUMAN RESOURCES

As of June 30, 2001, the Group's total number of employees was about 8,000. The Group offers a competitive remuneration package to its employees. In addition, discretionary bonus and share options may be granted to eligible employees based on the Group's performance and individual performance.

During the six months ended June 30, 2001, options to subscribe for a total of 4,940,000 shares of the Company were granted to eligible employees of the Group under the employee share option scheme of the Company, and options to subscribe for a total of 200,000 shares were cancelled and/or lapsed due to the expiries and resignations.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2001, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws; and guideline 11: as a matter of Company policy, remuneration of directors is dealt with by a compensation committee appointed by the board of directors of the Company which comprises two executive directors, two independent non-executive directors and an independent management consultant.

AUDIT COMMITTEE

The Audit Committee has reviewed with directors the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters related to the preparation of the unaudited condensed financial statements for the six months ended June 30, 2001.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its listed securities during the six months ended June 30, 2001. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the same period.

DETAILED RESULTS ANNOUNCEMENT ON STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, August 9, 2001

This announcement can also be accessed through the internet at the Company's website www.giordano.com.hk

14

HONG KONG iMAIL

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Hong Kong iMail
Wednesday, October 31, 2001

GIORDANO

www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

RESIGNATION OF EXECUTIVE DIRECTOR

The Board of Directors ("Board") of Giordano International Limited ("Company") announces that the resignation of Mr. Ng Sze Yuen, Terry as executive director of the Company will take effect on October 31, 2001.

The Board would like to take this opportunity to thank Mr. Ng Sze Yuen, Terry for his past valuable contribution and services to the Company.

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, October 30, 2001

經濟日報

2001年10月31日 星期三

GIORDANO

www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

(於百慕達註冊成立之有限公司)

佐丹奴國際有限公司

執行董事辭任

Giordano International Limited (「本公司」) 董事會 (「董事會」) 謹此宣布，吳士元先生將由二零零一年十月三十一日辭任本公司之執行董事。

董事會謹此向吳士元先生於任內為本公司作出之寶貴貢獻及服務致以謝意。

承董事會命
主席
劉國權

香港，二零零一年十月三十日

18



Companies Registry
公司註冊處

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F-7141

1 **Company Name 公司名稱**

Giordano International Limited

2 **Type of Change 更改事項**

* ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 **Details of Change 更改詳情**

(Note 註 2) A. **Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Giordano International Limited
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon,
Hong Kong.

For Offici
請勿填寫本

Your Receipt
Companies Registry
H.K.

07/09/2001 II409038
CR No. : F-007141-

指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F-7141

Page 2 第二頁

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	01 / 09 / 2001 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: Wong Pak Chuen, Paul (黃百全)

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
-	

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: 2. 0G Links, Frankenstr. 58, 50858 Köln, Germany.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G372404(1)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes - Continuation Sheet A and 1 Continuation Sheet B.
本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：



(Name 姓名)： (Leung Sze Man, Alice)

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *
~~董事~~／秘書／~~經理／授權代表~~ *

Date 日期： September 5, 2001



Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

F-7141

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	01 / 09 / 2001 DD 日 / MM 月 / YYYY 年

Existing Name 現用姓名: Fung Wing Cheong, Charles (馮永昌)

Name／New Name 姓名／新姓名: -

Surname 姓氏 Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址: 3rd Floor, No. 77, Sungping Road, Shinyi Chiu, Taipei, Taiwan 110, R.O.C.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E787046(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-



Companies Registry
公司註冊處

Form 表格 F3

Notification of Changes of Authorized Representatives
更改授權代表通知書

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Company Number 公司編號

F-7141

1 Company Name 公司名稱

Giordano International Limited

2 Type of Change 更改事項 *(Please tick the relevant boxes 請在有關格內加 ✓ 號)*

☑ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation of existing authorized representative 現任授權代表辭職或停職**

Name 姓名

Ng Sze Yuen, Terry

Surname 姓氏 Other names 名字

Date of Resignation／Cessation 辭職／停職日期

DD 日	MM 月	YYYY 年
01	11	2001

Name 姓名

Surname 姓氏 Other names 名字

Date of Resignation／Cessation 辭職／停職日期

DD 日	MM 月	YYYY 年

Presentor's Name and Address
提交人的姓名及地址

Giordano International Limited
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon,
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

01/11/2001 II415309
F-007141-

GIL [Terry Ng's Resignation]

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號

F-7141

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Note 註 3) **B. Appointment of new authorized representative** 新授權代表 or 或
(Note 註 4) **Change of particulars of existing authorized representative** 更改現任授權代表資料

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Yong Kin Cheong, Samuel

Surname 姓氏 Other names 名字

Address 地址: Flat D, 22/F., Block 2, Royal Sea Crest, 8 Lung Tang Road, Tsing Lung Tau, New Territories, Hong Kong

Date of Appointment 委任日期

DD 日	MM 月	YYYY 年
01	11	2001

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏 Other names 名字

Address 地址:

Date of Appointment 委任日期

DD 日	MM 月	YYYY 年

Signed 簽名 : 

(Name 姓名) : (Leung Sze Man, Alice) Date 日期 : November 1, 2001

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*



17

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Company Number 公司編號: F-7141

1 Company Name 公司名稱

Giordano International Limited

2 Type of Change 更改事項

* [✓] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書　[✓] Director 董事　[ ] Alternate Director 替代董事

Name 姓名: Ng Sze Yuen, Terry (吳士元)

Surname 姓氏　Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D635218(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
01	11	2001	-

* Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

Giordano International Limited
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon,
Hong Kong.

For Offici-' '''-
請勿填寫本

Your Receipt
Companies Registry
H.K.

01/11/2001　II415310

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F-7141

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes - Continuation Sheet A and - Continuation Sheet B.

本通知書包括 - 張續頁 A 及 - 張續頁 B。

Signed 簽名：



(Name 姓名)：(Leung Sze Man, Alice)

Date 日期：November 1, 2001

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *

~~董事~~／秘書／~~經理／授權代表~~ *

Delete whichever does not apply 請刪去不適用者

18



Companies Registry
公 司 註 冊 處

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F-7141

1 Company Name 公司名稱

Giordano International Limited
(Incorporated in Bermuda)

2 Year of Annual Return 周年申報表年度

2001

(Note 註 2) **3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期**

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
-	-	-		-	-	-

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名 :

(Name 姓名) : (Leung Sze Man, Alice) Date 日期 : December 11, 2001

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
~~董事~~／秘書／~~經理~~／~~授權代表~~ *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

Giordano International Limited,
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon,
Hong Kong.

For Officia
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

11/12/2001 66342110


giordano ladies
GIORDANO
Junior
GIORDANO
BLUE STAR
EXCHANGE
GIORDANO Shop
www.giordano.com.hk

INTERIM REPORT 2001

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)


1,673
1,270
1,429
1,661
1,741
1997
1998
1999
2000
2001

Turnover
For the six months ended June 30
(In HK$ millions)


128
21
132
173
191
1997
1998
1999
2000
2001

Profit attributable to shareholders
For the six months ended June 30
(In HK$ millions)


52
45
32
28
26
1997
1998
1999
2000
2001

Inventory turnover on sales
(Days)


563
667
682
825
1,013
1997
1998
1999
2000
2001

Total outlets

File No. 82-3780

Giordano International Limited is an investment holding company. The principal business of the Group is the retailing and distribution of casual apparel and accessories under the "Giordano", "Giordano Ladies", "Giordano Junior" and "Bluestar Exchange" brands. These brands offer basic to modern fashionable apparel of quality and value. The Group has been marketing and distributing the products in Greater China, Pacific Rim-South, Korea, Middle East and recently, Japan and Germany. The Group also carries on an apparel manufacturing operation, supporting the Group's retail business and supplying OEM products to third parties.

CONSOLIDATED FINANCIAL HIGHLIGHTS

	(Unaudited) Six months ended June 30		%
	2001	2000	**Change**
Operating Results *(HK$m)*			
Turnover	**1,741**	1,661	**4.8**
Profit before taxation	**234**	211	**10.9**
Profit attributable to shareholders	**191**	173	**10.4**
Per Share Data *(HK cents)*			
Earnings per share	**13.3**	12.2	**9.0**
Interim dividend	**4.5**	4.25	**5.9**
Statistics			
Net earnings as a percentage of turnover	**11.0**	10.4	
Current ratio	**2.8**	3.4	
Total debt to equity ratio	**0.3**	0.3	
Inventory turnover on sales (days)	**26**	28	
Comparable store sales (decrease) / increase	**(1.6%)**	9.4%	
Number of outlets	**1,013**	825	

UNAUDITED INTERIM RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to present the Interim Report and condensed financial statements of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2001. The consolidated results, consolidated cash flow statement and consolidated statement of recognized gains and losses for the Group for the six months ended June 30, 2001, and the consolidated balance sheet as at June 30, 2001 of the Group, all of which are unaudited and condensed, along with comparative figures and selected explanatory notes, are set out below:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Six months ended June 30	
		2001	2000
(In HK$ millions except earnings per share)	*Note*	**(Unaudited)**	(Unaudited)
Turnover	*2*	**$1,741**	$1,661
Cost of sales		**(971)**	(928)
Gross profit		**770**	733
Other revenues		**68**	68
Distribution, administrative and other operating expenses		**(642)**	(626)
Operating profit	*3*	**196**	175
Finance costs	*4*	**(2)**	(2)
Share of profits of associated companies		**40**	38
Profit before taxation		**234**	211
Taxation	*5*	**(40)**	(32)
Profit after taxation		**194**	179
Minority interests		**(3)**	(6)
Profit attributable to shareholders		**$ 191**	$ 173
Dividends	*6*		
2000/1999 final and special		**$ 157**	$ 198
2001/2000 interim		**$ 65**	$ 61
Earnings per share	*7*		
Basic		**13.3 HK cents**	12.2 HK cents
Diluted		**13.2 HK cents**	11.9 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET

(In HK$ millions)	Note	June 30 2001 (Unaudited)	December 31 2000 (Audited)
ASSETS			
Non-current assets			
Fixed assets	8	**$ 649**	$ 453
Interest in associated companies		**163**	151
		812	604
Current assets			
Inventories		**254**	303
Trade receivables	9	**88**	113
Other receivables, deposits and prepayments		**356**	341
Cash and bank balances		**589**	749
		1,287	1,506
Total assets		**$2,099**	$2,110
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	10	**$ 72**	$ 72
Reserves		**809**	825
Retained profits	11	**630**	504
Proposed dividends	1,6	**65**	157
		1,576	1,558
Minority interests		**47**	41
Non-current liabilities			
Long-term liabilities	12	**12**	19
Current liabilities			
Trade payables	13	**298**	296
Other payables and accruals		**128**	158
Current portion of long-term liabilities	12	**5**	5
Taxation		**33**	33
		464	492
Total equity and liabilities		**$2,099**	$2,110

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(In HK$ millions)	Note	Six months ended June 30 2001 (Unaudited)	2000 (Unaudited)
Net cash inflow from operating activities		**$270**	$131
Net cash outflow from returns on investments and servicing of finance		**(139)**	(178)
Total taxation paid		**(27)**	(24)
Net cash outflow from investing activities		**(256)**	(26)
Net cash inflow from financing		**6**	21
Decrease in cash and cash equivalents		**(146)**	(76)
Cash and cash equivalents at January 1		**591**	620
Effect of foreign exchange rate changes		**(15)**	1
Cash and cash equivalents at June 30	*14*	**$430**	$545

CONDENSED CONSOLIDATED STATEMENT OF RECOGNIZED GAINS AND LOSSES

(In HK$ millions)	Six months ended June 30 2001 (Unaudited)	2000 (Unaudited)
Exchange differences arising from translation of accounts of overseas subsidiaries and branches not recognized in the consolidated profit and loss account	**$ (23)**	$ 5
Profit for the period	**191**	173
Total recognized gains	**$168**	$178

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1 Principal accounting policies

These unaudited consolidated condensed interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim financial reporting, issued by the Hong Kong Society of Accountants.

These condensed interim financial statements should be read in conjunction with the 2000 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2000 except that the Group has changed certain of its accounting policies following its adoption of the following SSAP issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after January 1, 2001:

SSAP 9 (revised): Events after the balance sheet date
SSAP 14 (revised): Leases
SSAP 26: Segment reporting
SSAP 28: Provisions, contingent liabilities and contingent assets
SSAP 30: Business combinations
SSAP 31: Impairment of assets

The significant changes in the Group's accounting policies resulting from the adoption of these new policies are set out below:

(a) SSAP 9 (revised): Events after the balance sheet date

In accordance with the SSAP 9 (revised), the Group no longer recognizes dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy.

This adjustment has resulted in a decrease in current liabilities at June 30, 2001 by HK$65 million (December 31, 2000: HK$157 million) for the provision of the proposed dividends that is no longer required.

Changes to headings used in the previously reported December 31, 2000 balance sheet and profit and loss account relating to dividends and profit for the year retained have also been made to reflect the changes resulting from SSAP 9 (revised).

(b) SSAP 26: Segment reporting

In Note 2 to these condensed interim financial statements the Group has disclosed segment revenue and results as defined under SSAP 26. In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format. Comparative information has been given.

(c) SSAP 30: Business combinations

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary / associated company / joint venture at the date of acquisition. Goodwill on acquisitions occurring on or after January 1, 2001 is included in intangible assets and is amortized using the straight-line method over its estimated useful life. Goodwill on acquisitions that occurred prior to January 1, 2001 was written off against reserves. Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. For acquisitions on or after January 1, 2001, negative goodwill is presented in the same balance sheet classification as goodwill. The Group has taken advantage of the transitional provisions in SSAP 30 and such goodwill has not been retroactively capitalized and amortized. However, any impairment arising on such goodwill is accounted for in accordance with SSAP 31 "Impairment of Assets".

2 Turnover and segmental information

An analysis of the Group's turnover and contribution to the operating profit by business segments is as follows:

	Six months ended June 30			
	2001		2000	
(In HK$ millions)	**(Unaudited) Turnover**	**(Unaudited) Contribution to operating profit**	(Unaudited) Turnover	(Unaudited) Contribution to operating profit
Retail and Distribution	**$1,638**	**$165**	$1,573	$141
Manufacturing	**350**	**31**	342	34
Less: Inter-segment sales	**(247)**	**—**	(254)	—
	$1,741	**$196**	$1,661	$175

The geographical segments of the Group's turnover is as follows:

	Six months ended June 30	
	2001	2000
(In HK$ millions)	**(Unaudited)**	(Unaudited)
Taiwan	**$ 405**	$ 482
Hong Kong	**389**	398
Mainland China	**378**	331
Singapore	**169**	167
Korea	**146**	109
Japan	**88**	46
Other territories	**166**	128
	$1,741	$1,661

No analysis of the contribution to operating profit by geographical location has been presented as no contribution to operating profit from any of the above geographical locations is substantially out of line with the normal ratio of profit to turnover.

3 Operating profit

The operating profit is stated after charging:

(In HK$ millions)	Six months ended June 30 **2001 (Unaudited)**	2000 (Unaudited)
Depreciation of owned fixed assets	**$51**	$40
Depreciation of fixed assets held under finance leases	**2**	2

4 Finance costs

(In HK$ millions)	Six months ended June 30 **2001 (Unaudited)**	2000 (Unaudited)
Interest element of finance leases	**$2**	$2

5 Taxation

Hong Kong profits tax is calculated at the rate of 16.0% (2000: 16.0%) on the estimated assessable profits for the six months ended June 30, 2001. Overseas taxation is calculated at the rates applicable in the respective jurisdictions.

(In HK$ millions)	Six months ended June 30 **2001 (Unaudited)**	2000 (Unaudited)
Company and subsidiaries		
Hong Kong profits tax	**$ 7**	$ 2
Overseas taxation	**21**	21
Associated companies		
Overseas taxation	**12**	9
	$40	$32

6 Dividends

(In HK$ millions)	Six months ended June 30 **2001** **(Unaudited)**	 2000 (Unaudited)
2000 final dividend, paid, of 6.0 HK cents (1999: 5.5 HK cents) per share *(note (ii))*	**$ 86**	$ 78
2000 special dividend, paid, of 5.0 HK cents (1999: 8.5 HK cents) per share *(note (ii))*	**71**	120
	157	198
Proposed interim dividend — 4.5 HK cents (2000: 4.25 HK cents) per share *(note (iii))*	**65**	61
	$222	$259

Note (i) : The comparative dividends per share have been adjusted for the effect of the share subdivision (the "Share Subdivision") effective August 11, 2000 whereby each of the then existing issued and unissued shares of HK$0.10 each was subdivided into two shares of HK$0.05 each.

Note (ii) : The previously recorded final and special dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended December 31, 1999 and 2000 were HK$198 million and HK$157 million respectively. Under the Group's new accounting policy as described in Note 1(a), these have been written back to the opening reserves as at January 1, 2000 and 2001 in Note 11 and are now charged in the period in which they were proposed.

Note (iii) : At the board meeting held on August 9, 2001, the directors declared an interim dividend of 4.5 HK cents per share. This proposed interim dividend is not reflected as a dividend payable in these condensed interim financial statements, but will be reflected as an appropriation of retained profits for the year ending December 31, 2001.

7 Earnings per share

The calculation of basic and diluted earnings per share is based on the unaudited consolidated profit attributable to shareholders for the period of HK$191 million (2000: HK$173 million).

The basic earnings per share is based on the weighted average of 1,433,520,946 shares (2000: 1,416,532,956 shares, as adjusted for the effect of the Share Subdivision) in issue during the six months ended June 30, 2001.

The diluted earnings per share is based on 1,433,520,946 shares (2000: 1,416,532,956 shares, as adjusted for the effect of the Share Subdivision) which is the weighted average number of shares in issue during the six months ended June 30, 2001 plus the weighted average of 17,543,954 shares (2000: 38,409,594 shares, as adjusted for the effect of the Share Subdivision), deemed to be issued at no consideration if all outstanding share options granted under the employee share option scheme of the Company had been exercised.

8 Fixed assets

(In HK$ millions)	**June 30 2001 (Unaudited)**	December 31 2000 (Audited)
Opening net book value	**$453**	$280
Translation difference	**(6)**	(6)
Additions	**256**	274
Disposals	**(1)**	(4)
Depreciation	**(53)**	(91)
Closing net book value	**$649**	$453

9 Trade receivables

Other than cash and credit card sales, the Group normally allows an average credit period of 60 days to its trade customers.

The ageing analysis of trade debtors is as follows:

(In HK$ millions)	**June 30 2001 (Unaudited)**	December 31 2000 (Audited)
0 - 30 days	**$66**	$ 92
31 - 60 days	**15**	17
61 - 90 days	**4**	2
Over 90 days	**3**	2
	$88	$113

10 Share capital

Six months ended June 30, 2001 *(In HK$ millions except number of shares)*	**Number of shares**	**Ordinary shares**	**Share premium**	**Total**
Opening balance at January 1, 2001	1,430,682,518	$72	$448	$520
Issue of shares pursuant to exercise of share options	5,346,000	—	8	8
Closing balance at June 30, 2001	1,436,028,518	$72	$456	$528

11 Retained profits

(In HK$ millions)	
At January 1, 2000 as previously reported	$384
Effect of adopting SSAP 9 (revised) *(Note 1(a))*	198
At January 1, 2000 as restated	$582
1999 final and special dividends paid	(198)
Profit for the year	416
Repurchase of shares	(1)
Transfer to other reserves	(77)
2000 interim dividend paid *(Note 6)*	(61)
At December 31, 2000 as restated	$661
Representing:	
Retained profits	$504
2000 final and special dividends proposed *(Note 6)*	157
	$661
At January 1, 2001 as previously reported	$504
Effect of adopting SSAP 9 (revised) *(Note 1(a))*	157
At January 1, 2001 as restated	$661
2000 final and special dividends paid *(Note 6)*	(157)
Profit for the period	191
At June 30, 2001	$695
Representing:	
Retained profits	$630
2001 interim dividend proposed *(Note 6)*	65
	$695

12 Long-term liabilities

Included in the Group's long-term liabilities at June 30, 2001 are bank loans and overdrafts and other borrowings (excluding finance lease liabilities), which are repayable as follows:

(In HK$ millions)	Bank loans and overdrafts		Other borrowings	
	June 30 2001 (Unaudited)	December 31 2000 (Audited)	**June 30 2001 (Unaudited)**	December 31 2000 (Audited)
Within one year	**$2**	$1	**$—**	$—
In the second year	**—**	1	**—**	—
In the third to fifth year inclusive	**—**	—	**4**	4
Over five years	**—**	—	**—**	—
	$2	$2	**$ 4**	$ 4

13 Trade payables

The ageing analysis of trade creditors is as follows:

(In HK$ millions)	**June 30 2001 (Unaudited)**	December 31 2000 (Audited)
0 - 30 days	**$177**	$227
31 - 60 days	**55**	50
61 - 90 days	**31**	12
Over 90 days	**35**	7
	$298	$296

14 Analysis of the balances of cash and cash equivalents

(In HK$ millions)	**June 30 2001 (Unaudited)**	June 30 2000 (Unaudited)
Cash and bank balances	**$589**	$701
Less: Bank deposits with maturity over three months from date of deposits	**(159)**	(156)
	$430	$545

15 Total assets less current liabilities and net current assets

The Group's total assets less current liabilities amounted to HK$1,635 million and HK$1,618 million at June 30, 2001 and December 31, 2000 respectively. The Group's net current assets, defined as current assets less current liabilities, amounted to HK$823 million and HK$1,014 million at June 30, 2001 and December 31, 2000 respectively.

The comparative figures for December 31, 2000 have been restated to take into account the adoption of the Group's new accounting policy as described in Note 1(a).

16 Commitments

Commitments under operating leases

At June 30, 2001, the Group had total future aggregate minimum lease payments under non-cancellable operating leases in respect of retail shops, office premises, factories and warehouses as set out below:

Operating leases which expire:

(In HK$ millions)	**June 30 2001 (Unaudited)**	December 31 2000 (Restated)
Within one year	**$332**	$325
In the second to fifth year inclusive	**443**	426
Over five years	**12**	7
	$787	$758

17 Contingent liabilities

There is no material change in contingent liabilities since the last annual balance sheet date.

INTERIM DIVIDEND

The directors have declared an interim dividend of 4.5 HK cents (2000: 4.25 HK cents, as adjusted for the effect of the Share Subdivision) per share for the year ending December 31, 2001 payable to shareholders on the Register of Members of the Company at the close of business on September 5, 2001. The relevant dividend warrants will be despatched to shareholders on September 12, 2001.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from September 3, 2001 to September 5, 2001, both days inclusive, during which period no transfer of shares will be registered. To qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, 2401 Prince's Building, Central, Hong Kong, for registration not later than 4:00 p.m. on August 31, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Turnover and Profit Attributable to Shareholders

Group total turnover for the six months ended June 30, 2001 was HK$1.74 billion (2000: HK$1.66 billion), an increase of 4.8% over the corresponding period last year. Profit attributable to shareholders improved by 10.4% to HK$191 million (2000: HK$173 million).

In the Retail and Distribution Division, sales turnover increased by 4.5% to HK$1.64 billion (2000: HK$1.57 billion). The increase would have been 8.2% if sales turnover for overseas operations was translated into Hong Kong Dollar at constant exchange rates. Comparable store sales dropped by 1.6%. However, total Group inventory turnover on sales was 26 days (2000: 28 days), reflecting the Group's strength in the management of inventory.

The following table breaks down the Group's retail sales turnover:

	Six months ended June 30		%
(In HK$ millions)	**2001**	2000	**Change**
Taiwan	**405**	482	**-16.0**
Hong Kong	**382**	380	**0.5**
Mainland China	**374**	319	**17.2**
Other markets	**273**	225	**21.3**

All markets except for Taiwan reported sales improvements. Taiwan retail sales fell by 16.0% to HK$405 million (2000: HK$482 million), attributable to a severe market condition and a sliding New Taiwan Dollar. Of this decrease, 9.8% was the result of the conversion of a weaker New Taiwan Dollar into Hong Kong Dollar.

Hong Kong retail sales were virtually unchanged at HK$382 million (2000: HK$380 million), reflecting an uncertain economic outlook.

Mainland China reported a turnover growth of 17.2% to HK$374 million (2000: HK$319 million), primarily due to the net increase of 101 retail outlets.

Each of the brands performed differently according to the different stage of its development.

Retail and wholesale turnover of "Giordano" was HK$1.41 billion for the six months ended June 30, 2001 (2000: HK$1.39 billion). The slower growth reflects the Group's preference in margins protection to top-line targets. Drivers for accelerated top-line growth of "Giordano" will mainly come from new markets and markets with further growth opportunities. These include Australia, Japan, Korea and Mainland China. A comeback of the Taiwan market is also believed to be on the horizon when the economy there begins to recover.

The turnover of "Giordano Ladies" improved by 36.2% to HK$64 million (2000: HK$47 million). In addition to the Taiwan and Hong Kong markets, "Giordano Ladies" has also opened outlets in Guangzhou, Shanghai and Beijing. Initial responses have been encouraging and more outlets will be opened this year.

The turnover of "Giordano Junior" improved slightly by 4.2% to HK$74 million (2000: HK$71 million). This brand will be re-marketed to deliver unique value to its supporters this fall.

Going into its third year of operation, "Bluestar Exchange" retail sales reached HK$91 million (2000: HK$65 million) for the six months ended June 30, 2001. The improvement was mainly due to the net increase of a total of 20 outlets in Taiwan, Singapore and Germany. The brand was re-marketed this spring to improve both gross and operating margins. In collaboration with China Resources Enterprise, Limited, "Bluestar Exchange" is being marketed as "Blue Navy" in Mainland China, but with a facelift to test a new concept there. A quick roll-out of upto 25 outlets within six months is expected after the first few shops have been adequately tested.

The Manufacturing Division's sales turnover, including intra-group sales, increased only by 2.3% to HK$350 million (2000: HK$342 million) for the six months ended June 30, 2001. Net sales to external customers, however, improved by 17.0% to HK$103 million (2000: HK$88 million). This was in line with Group's policy to shift its manufacturing capacity towards external customers. The Manufacturing Division's contribution to Group operating profit after consolidation adjustments amounted to HK$31 million (2000: HK$34 million), representing 15.8% (2000: 19.4%) of total Group consolidated operating profit.

Margins

Gross profit increased by 5.0% to HK$770 million (2000: HK$733 million) for the six months ended June 30, 2001. Gross profit margins improved slightly to 44.2% (2000: 44.1%).

Lower retail margins in Taiwan were offset by improved retail margins reported in other markets. The margins protection policy was backed by a product innovation and value enhancement strategy. This also reflected less markdowns during the period under review.

Gross margins from the Manufacturing Division also improved slightly due to lower material cost and the benefit of its expanded subcontracting.

Distribution Costs and Administrative and Other Operating Expenses

Total distribution costs and administrative and other operating expenses increased by 2.6% to HK$642 million (2000: HK$626 million), representing 36.9% of turnover (2000: 37.7%).

Cash Flows

Cash provided from operating activities was HK$270 million, compared with HK$131 million for the corresponding period in 2000. This HK$139 million increase was primarily attributable to a reduction in inventory and receivables.

Net cash outflow from returns on investments and servicing of finance was HK$139 million, compared with HK$178 million reported in 2000. The decrease was primarily due to a smaller dividend payments of HK$157 million (2000: HK$198 million).

Net cash outflow from investing activities was HK$256 million compared with HK$26 million reported in 2000. This HK$230 million increase was primarily due to a premium payment for acquiring a Hong Kong leasehold interest in January 2001. The total outflow for this leasehold interest was HK$207 million.

Net cash inflow from financing activities was HK$6 million, compared with HK$21 million reported in 2000. This HK$15 million decrease primarily reflected a reduction in share repurchase expenditure, offset by the decrease in proceeds from the exercise of share options. The Company did not repurchase any of its shares for the six months ended June 30, 2001 (2000: HK$40 million). The proceeds from the exercise of share options also decreased to HK$8 million (2000: HK$63 million).

FINANCIAL CONDITION

Liquidity and Capital Resources

Cash and bank balances amounted to HK$589 million as at June 30, 2001 (June 30, 2000: HK$701 million). The current ratio was 2.8 (June 30, 2000: 3.4). The Group's total liabilities amounted to HK$476 million (June 30, 2000: HK$407 million). As at June 30, 2001, the Group's gearing ratio was 0.3 (June 30, 2000: 0.3) based on average shareholders' equity of HK$1.58 billion (June 30, 2000: HK$1.45 billion).

Due to its globalized activities, the Group is exposed to foreign currency exchange rate fluctuation. The Group mitigates the risks associated with changes in foreign currency rates by entering into certain foreign exchange forward contracts to hedge payments of intercompany purchases with certain subsidiaries. Cash surplus in overseas operations are also remitted to Hong Kong on a timely basis. In the long term, the Group will procure more from suppliers in local markets.

As of June 30, 2001, the Group had trade finance and revolving loan facilities totaling HK$728 million. None of the revolving loan facilities was utilized. Management believes that existing financial resources will be sufficient to meet future expansion plans and, if necessary, the Company will be able to obtain additional financing on favorable terms.

OUTLOOK

The Group believes it has made great strides for the first six months of 2001 as it has attained a steady profit growth of 10.4% for the period in light of the tremendous profit base same period last year.

However, it is prudent not to be overly optimistic in one's forecast for the coming six months as macroeconomic conditions in some existing markets are still due for recovery. Hence, the Group will be cautious in its strategic plan for its operations in all major markets.

For the coming six months, Management will focus on:

(1) Product assortment refinement — this strategy has been a proven success and is a key factor in improving margins and turnover of the Group. However, the Group will not sacrifice operating margins for extra turnover growth. Higher value-added products will stimulate purchasing desires of our customers.

(2) Advertising — to further the Group's market share, the Group will increase resources in its advertising campaign to gain brands awareness and turnover growth. These additional resources will be in line with the percentage of the extra projected turnover.

(3) Reducing fixed overheads — the Group will continuously review and streamline its operations in order to maintain the most efficient levels of fixed costs and overheads.

(4) Further expansion in newly developed markets — the Company expects Japan will open three more outlets; Germany will open 24 more outlets; Australia will open seven more outlets and Indonesia will open seven more outlets. With these expansion, the Group will reach a significant economy of scale in these markets. For the full year 2001, Management expects a small loss will be registered in Japan and Germany as necessary adjustments are being made to correct inevitable start-up issues in these newly developed markets. It is expected that meaningful contributions to the Group will follow in coming years.

HUMAN RESOURCES

As of June 30, 2001, the Group's total number of employees was about 8,000. The Group offers a competitive remuneration package to its employees. In addition, discretionary bonus and share options may be granted to eligible employees based on the Group's performance and individual performance.

During the six months ended June 30, 2001, options to subscribe for a total of 4,940,000 shares of the Company were granted to eligible employees of the Group under the employee share option scheme of the Company, and options to subscribe for a total of 200,000 shares were cancelled and/or lapsed due to the expiries and resignations.

DIRECTORS' INTERESTS

As at June 30, 2001, the interests of the directors in the share capital of the Company were as follows:

Director	Number of shares held and nature of interest				Number of shares over which options have been granted which remained outstanding
	Personal	**Family**	**Corporate**	**Total**	
Lau Kwok Kuen, Peter	11,708,000	—	—	11,708,000	25,000,000
Fung Wing Cheong, Charles	—	—	—	—	1,700,000
Mah Chuck On, Bernard	479,086	—	—	479,086	1,840,000
Ng Sze Yuen, Terry	692,000	—	—	692,000	900,000
Wong Pak Chuen, Paul	1,296,000	—	—	1,296,000	748,000

Save as disclosed above, as at June 30, 2001 none of the directors or their associates had any interests in the share capital of the Company or its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "Ordinance")) which had to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to section 28 of the Ordinance (including interests which they are deemed or taken to have under section 31 of, or Part I of the Schedule to, the Ordinance) or which were required, pursuant to section 29 of the Ordinance, to be entered in the register referred to therein.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

During the six months ended June 30, 2001, options to subscribe for 200,000 shares of the Company were granted to the following director:

Director	Number of shares over which options were granted	Exercise price per share
		HK$
Wong Pak Chuen, Paul	200,000	3.384

During the six months ended June 30, 2001, options for 1,400,000 shares of the Company granted in previous years were exercised by the following director:

Director	Number of options exercised	Exercise price per share
		HK$
Lau Kwok Kuen, Peter	1,400,000	2.22

Apart from the above, at no time during the six months ended June 30, 2001 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

So far as the directors are aware, no parties were, directly or indirectly, interested in 10% or more of the issued share capital of the Company as at June 30, 2001 as recorded in the register required to be kept by the Company under section 16 of the Ordinance.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2001, in the compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws; and guideline 11: as a matter of Company policy, remuneration of directors is dealt with by a compensation committee appointed by the board of directors of the Company which comprises two executive directors, two independent non-executive directors and an independent management consultant.

AUDIT COMMITTEE

The Audit Committee has reviewed with directors the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters related to the preparation of the unaudited condensed financial statements for the six months ended June 30, 2001.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its listed securities during the six months ended June 30, 2001. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the same period.

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, August 9, 2001

佐丹奴國際有限公司為一投資控股公司。本集團之主要業務經營零售及分銷「佐丹奴」、「Giordano Ladies」、「Giordano Junior」及「Bluestar Exchange」等品牌之便服及配襯用品。該等品牌提供由基本至流行時尚優質且物有所值之服裝。貨品已推廣及分銷遍及大中華地區、南太平洋地區、韓國及中東及最近達至日本及德國。本集團亦經營成衣製造業務，供應本集團零售業務需求，並向本集團以外之人士銷售OEM產品。

綜合財務摘要

	(未經審核) 截至六月三十日止六個月 二零零一年	 二零零零年	% 變幅
經營業績 ***(百萬港元)***			
營業額	**1,741**	1,661	**4.8**
除稅前溢利	**234**	211	**10.9**
股東應佔溢利	**191**	173	**10.4**
每股資料 ***(港仙)***			
每股盈利	**13.3**	12.2	**9.0**
中期股息	**4.5**	4.25	**5.9**
統計			
淨盈利佔營業額之百分率	**11.0**	10.4	
流動比率	**2.8**	3.4	
總負債對股值比率	**0.3**	0.3	
存貨可供銷售(日數)	**26**	28	
可比較門市之銷售額(減少)／增長	**(1.6%)**	9.4%	
門市數目	**1,013**	825	

未經審核中期業績

Giordano International Limited(「本公司」)董事會欣然提呈本公司及其附屬公司(「本集團」)截至二零零一年六月三十日止六個月之中期報告及簡明財務報表。本集團截至二零零一年六月三十日止六個月之綜合業績、綜合現金流動報表和綜合已確認損益報表;以及於二零零一年六月三十日之綜合資產負債表均未經審核及簡明編製,連同比較數字及經選擇説明附註如下:

簡明綜合損益表

		截至六月三十日止六個月	
(除每股盈利外,以百萬港元為單位)	*附註*	**二零零一年 (未經審核)**	二零零零年 (未經審核)
營業額	*2*	**$1,741**	$1,661
銷售成本		**(971)**	(928)
毛利		**770**	733
其他收益		**68**	68
分銷成本、管理及其他經營費用		**(642)**	(626)
經營溢利	*3*	**196**	175
融資成本	*4*	**(2)**	(2)
應佔聯營公司溢利		**40**	38
除税前溢利		**234**	211
税項	*5*	**(40)**	(32)
除税後溢利		**194**	179
少數股東權益		**(3)**	(6)
股東應佔溢利		**$ 191**	$ 173
股息	*6*		
2000年/1999年末期及特別股息		**$ 157**	$ 198
2001年/2000年中期股息		**$ 65**	$ 61
每股盈利	*7*		
基本		**13.3港仙**	12.2港仙
攤薄		**13.2港仙**	11.9港仙

簡明綜合資產負債表

(以百萬港元為單位)	附註	二零零一年 六月三十日 (未經審核)	二零零零年 十二月三十一日 (經審核)
資產			
非流動資產			
固定資產	8	**$ 649**	$ 453
所佔聯營公司之權益		**163**	151
		812	604
流動資產			
存貨		**254**	303
應收賬款	9	**88**	113
其他應收賬款、訂金及預付款項		**356**	341
現金及銀行結存		**589**	749
		1,287	1,506
總資產		**$2,099**	$2,110
權益及負債			
股本及儲備			
股本	10	**$ 72**	$ 72
儲備		**809**	825
滾存溢利	11	**630**	504
擬派股息	1,6	**65**	157
		1,576	1,558
少數股東權益		**47**	41
非流動負債			
長期負債	12	**12**	19
流動負債			
應付賬款	13	**298**	296
其他應付賬款及應付費用		**128**	158
長期負債之流動部份	12	**5**	5
稅項		**33**	33
		464	492
總權益及負債		**$2,099**	$2,110

簡明綜合現金流動報表

(以百萬港元為單位)	附註	截至六月三十日止六個月 二零零一年 (未經審核)	 二零零零年 (未經審核)
經營業務所得現金流入淨額		**$270**	$131
投資回報與融資償還之現金流出淨額		**(139)**	(178)
已付總稅項		**(27)**	(24)
投資業務之現金流出淨額		**(256)**	(26)
融資所得現金流入淨額		**6**	21
現金及現金等值之減少		**(146)**	(76)
於一月一日之現金及現金等值結存		**591**	620
外幣匯率變動之影響		(15)	1
於六月三十日之現金及現金等值結存	14	**$430**	$545

簡明綜合已確認損益報表

(以百萬港元為單位)	截至六月三十日止六個月 二零零一年 (未經審核)	 二零零零年 (未經審核)
未於綜合損益表中確認 之換算海外附屬公司及 分公司賬目所產生的匯兑差額	**$ (23)**	$ 5
期內溢利	**191**	173
已確認收益總額	**$168**	$178

簡明財務報表附註

1 主要會計政策

此未經審核之綜合簡明中期財務報表乃按照香港會計師公會頒布之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

此簡明中期財務報表須與二零零零年年度財務報表一併閱讀。

本集團除因採納以下由香港會計師公會頒布之會計實務準則(此等會計實務準則於二零零一年一月一日或以後開始之會計期間生效)而改變若干會計政策外，於編製此簡明中期財務報表所採用之會計政策及計算方法與編製截至二零零零年十二月三十一日止年度之財務報表所用之會計政策相同：

第9號(經修訂)：「結算日後之事項」
第14號(經修訂)：「租賃」
第26號：「分部報告」
第28號：「撥備、或然負債及或然資產」
第30號：「企業合併」
第31號：「資產減值」

下列為本集團因採納此等新政策而作出會計政策上的主要改變：

(a) 會計實務準則第9號(經修訂)：「結算日後之事項」

根據會計實務準則第9號(經修訂)，本集團已不再確認於結算日後擬派或宣派之股息為於結算日之負債。此會計政策之改變已追溯及應用至以往期間，故以往呈報的比較數字亦重新列賬以符合會計政策的改變。

因取消擬派股息撥備而作出調整，引致於二零零一年六月三十日之流動負債減少65百萬港元(二零零零年十二月三十一日：157百萬港元)。

由於採納會計實務準則第9號(經修訂)，導致使用於二零零零年十二月三十一日之資產負債表及損益表，有關股息及年度滾存溢利之標題，亦需要作出修改。

(b) 會計實務準則第26號：「分部報告」

於此簡明中期財務報表附註2內，本集團已根據會計實務準則第26號定義披露分部收入及業績。根據本集團之內部財務報告形式，本集團已決定以業務分部資料作為主要報告形式，而地區分部資料則為次要報告形式，比較資料亦已提供。

(c) 會計實務準則第30號：「企業合併」

商譽指本集團於收購附屬公司／聯營公司／合營企業當日，所付之收購價多於本集團佔該附屬公司／聯營公司／合營公司之淨資產之公平價。於二零零一年一月一日或之後，因收購而產生之商譽包括在無形資產內，並按估計其使用年期以直線方式作攤銷。而於二零零一年一月一日之前，因收購而產生之商譽則在儲備中扣除。負商譽指本集團所付之收購價少於本集團佔該收購淨資產之公平價。於二零零一年一月一日或之後之收購，負商譽會提呈於在該年度內之資產負債表之商譽類別。本集團根據會計實務準則第30號可享過渡性安排，此商譽並無作出追溯而須資本化及攤銷。但若此商譽若有減值，則須根據會計實務準則第31號「資產減值」而在財務報表中作會計處理。

2 營業額及分部資料

按照業務分部劃分，本集團之營業額及經營溢利之貢獻分析如下：

	截至六月三十日止六個月			
	二零零一年		二零零零年	
(以百萬港元為單位)	**(未經審核) 營業額**	**(未經審核) 經營溢利 之貢獻**	(未經審核) 營業額	(未經審核) 經營溢利 之貢獻
零售及分銷	**$1,638**	**$165**	$1,573	$141
製衣	**350**	**31**	342	34
減：公司間分部銷售	**(247)**	**—**	(254)	—
	$1,741	**$196**	$1,661	$175

按照地區分部劃分，本集團之營業額如下：

	截至六月三十日止六個月	
(以百萬港元為單位)	**二零零一年 (未經審核)**	二零零零年 (未經審核)
台灣	**$ 405**	$ 482
香港	**389**	398
中國大陸	**378**	331
新加坡	**169**	167
韓國	**146**	109
日本	**88**	46
其他地區	**166**	128
	$1,741	$1,661

由於按以上地區劃分之經營溢利貢獻並無重大超越溢利對營業額之正常比例，故並沒有列出按照地區劃分之經營溢利之貢獻分析。

3 經營溢利

經營溢利已扣除下列各項：

(以百萬港元為單位)	截至六月三十日止六個月 二零零一年 (未經審核)	二零零零年 (未經審核)
自置固定資產折舊	**$51**	$40
融資租賃之固定資產折舊	**2**	2

4 融資成本

(以百萬港元為單位)	截至六月三十日止六個月 二零零一年 (未經審核)	二零零零年 (未經審核)
融資租賃之利息	**$2**	$2

5 稅項

香港利得稅截至二零零一年六月三十日止六個月之估計應課稅溢利按16.0%(二零零零年：16.0%)之稅率計算。海外稅項按個別司法地區適用之稅率計算。

(以百萬港元為單位)	截至六月三十日止六個月 二零零一年 (未經審核)	二零零零年 (未經審核)
公司及附屬公司		
香港利得稅	**$ 7**	$ 2
海外稅項	**21**	21
聯營公司		
海外稅項	**12**	9
	$40	$32

6 股息

(以百萬港元為單位)	截至六月三十日止六個月 二零零一年 (未經審核)	 二零零零年 (未經審核)
已派發二零零零年末期股息每股6.0港仙 (一九九九年:5.5港仙)(*附註(ii)*)	**$ 86**	$ 78
已派發二零零零年特別股息每股5.0港仙 (一九九九年:8.5港仙)(*附註(ii)*)	**71**	120
	157	198
擬派中期股息 — 每股4.5港仙 (二零零零年:4.25港仙)(*附註(iii)*)	**65**	61
	$222	$259

附註(i): 每股股息之比較金額已按於二零零零年八月十一日生效之股份拆細(「股份拆細」)作出調整。股份拆細即當時每股面值0.10港元之已發行及未發行每一股股份拆細為兩股每股面值0.05港元之股份。

附註(ii): 就截至一九九九年十二月三十一日及二零零零年十二月三十一日止年度結算日後,擬派及宣派之末期及特別股息記錄分別為198百萬港元及157百萬港元均以應付賬款入賬。根據載述於附註1(a)的本集團新會計政策,該等息額已重新撥回於二零零零年一月一日及二零零一年一月一日之期初儲備(見附註11),及於擬派股息期間入賬。

附註(iii): 於二零零一年八月九日舉行之董事會會議上,董事宣布派發中期股息每股4.5港仙。此擬派中期股息並未於簡明中期財務報表之擬派股息中反映,但將會撥入截至二零零一年十二月三十一日止年度滾存溢利中反映。

7 每股盈利

每股基本及攤薄盈利乃按期內未經審核股東應佔綜合溢利191百萬港元(二零零零年:173百萬港元)計算。

每股基本盈利乃按截至二零零一年六月三十日止六個月內已發行股份之加權平均股數1,433,520,946股(二零零零年:1,416,532,956股,已按股份拆細作出調整)計算。

每股攤薄盈利乃按1,433,520,946股(二零零零年:1,416,532,956股,已按股份拆細作出調整)計算,即截至二零零一年六月三十日止六個月內已發行股份之加權平均股數,加上假設根據本公司僱員購股權計劃授出之所有未行使購股權皆已行使而被視作以無償發行之股份之加權平均股數17,543,954股(二零零零年:38,409,594股,已按股份拆細作出調整)計算。

8 固定資產

(以百萬港元為單位)	**二零零一年六月三十日(未經審核)**	二零零零年十二月三十一日(經審核)
期初之賬面淨值	**$453**	$280
換算差額	**(6)**	(6)
添置	**256**	274
出售	**(1)**	(4)
折舊	**(53)**	(91)
期末之賬面淨值	**$649**	$453

9 應收賬款

除現金及信用卡銷售外，本集團在正常情況下給予其貿易客戶平均60日信貸期。

以下為應收貿易賬款之賬齡分析：

(以百萬港元為單位)	**二零零一年六月三十日(未經審核)**	二零零零年十二月三十一日(經審核)
0 — 30日	**$66**	$ 92
31 — 60日	**15**	17
61 — 90日	**4**	2
逾90日	**3**	2
	$88	$113

10 股本

截至二零零一年六月三十日止六個月 *(除股份數目外，以百萬港元為單位)*	**股份數目**	**普通股**	**股份溢價**	**總值**
二零零一年一月一日之期初結餘	1,430,682,518	$72	$448	$520
因行使購股權而發行股份	5,346,000	—	8	8
二零零一年六月三十日之期末結餘	1,436,028,518	$72	$456	$528

11 滾存溢利

(以百萬港元為單位)	
於二零零零年一月一日呈報	$384
採納會計實務準則第9號(經修訂)後之影響 *(附註1(a))*	198
於二零零零年一月一日重新列賬	$582
已派發一九九九年末期及特別股息	(198)
該年度溢利	416
購回股份	(1)
轉撥其他儲備	(77)
已派發二零零零年中期股息 *(附註6)*	(61)
於二零零零年十二月三十一日重新列賬	$661
代表：	
滾存溢利	$504
擬派二零零零年末期及特別股息 *(附註6)*	157
	$661

於二零零一年一月一日呈報	$504
採納會計實務準則第9號(經修訂)後之影響 *(附註1(a))*	157
於二零零一年一月一日重新列賬	$661
已派發二零零零年末期及特別股息 *(附註6)*	(157)
期內溢利	191
於二零零一年六月三十日	$695
代表：	
滾存溢利	$630
擬派二零零一年中期股息 *(附註6)*	65
	$695

12 長期負債

除融資租賃債務外，本集團於二零零一年六月三十日之長期負債已包括銀行貸款及透支及其他貸款，而有關償還如下：

(以百萬港元為單位)	銀行貸款及透支		其他貸款	
	二零零一年六月三十日(未經審核)	二零零零年十二月三十一日(經審核)	**二零零一年六月三十日(未經審核)**	二零零零年十二月三十一日(經審核)
一年內	**$2**	$1	**$—**	$—
第二年內	**—**	1	**—**	—
第三年至第五年內	**—**	—	**4**	4
五年以上	**—**	—	**—**	—
	$2	$2	**$ 4**	$ 4

13 應付賬款

以下為應付貿易賬款之賬齡分析：

(以百萬港元為單位)	**二零零一年六月三十日(未經審核)**	二零零零年十二月三十一日(經審核)
0 — 30日	**$177**	$227
31 — 60日	**55**	50
61 — 90日	**31**	12
逾90日	**35**	7
	$298	$296

14 現金及現金等值結存分析

(以百萬港元為單位)	**二零零一年六月三十日(未經審核)**	二零零零年六月三十日(未經審核)
現金及銀行結存	**$589**	$701
減：三個月以上之銀行定期存款	**(159)**	(156)
	$430	$545

15 總資產扣除流動負債及淨流動資產

本集團於二零零一年六月三十日及二零零零年十二月三十一日之總資產扣除流動負債分別為1,635百萬港元及1,618百萬港元。本集團於二零零一年六月三十日及二零零零年十二月三十一日之淨流動資產(即流動資產扣除流動負債)分別為823百萬港元及1,014百萬港元。

因本集團採納載於附註1(a)之新會計政策，故二零零零年十二月三十一日之比較數字已重新列賬。

16 承擔

營業租約之承擔

於二零零一年六月三十日，本集團就零售店鋪、辦公室、工廠及貨倉之全部不可撤銷營業租約之未來最低租約付款總額如下：

於下列期間屆滿之營業租約：

(以百萬港元為單位)	**二零零一年六月三十日(未經審核)**	二零零零年十二月三十一日(重新列賬)
一年內	**$332**	$325
第二年至第五年內	**443**	426
五年以上	**12**	7
	$787	$758

17 或然負債

自去年度之結算日後，或然負債並沒有重大之改變。

中期股息

董事會宣布向於二零零一年九月五日辦公時間結束時，名列本公司股東名冊之股東派發截至二零零一年十二月三十一日止年度之中期股息每股4.5港仙(二零零零年：4.25港仙，已按股份拆細作出調整)。有關之股息單將於二零零一年九月十二日寄予股東。

暫停辦理股份過戶登記

本公司將由二零零一年九月三日至二零零一年九月五日(首尾兩日包括在內)暫停辦理股份過戶登記手續。為確保獲派中期股息，所有過戶文件連同有關股票最遲須於二零零一年八月三十一日下午四時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港中環太子大廈2401室，辦理登記手續。

管理層之論述及分析

經營業績

營業額及股東應佔溢利

本集團截至二零零一年六月三十日止六個月之總營業額為17.4億港元(二零零零年：16.6億港元)，較去年同期增長4.8%。股東應佔溢利亦上升10.4%至191百萬港元(二零零零年：173百萬港元)。

零售及分銷部門之銷售營業額增加4.5%至16.4億港元(二零零零年：15.7億港元)。倘從海外經營所得之銷售營業額以固定匯率兌換為港元計算，則上升幅度應為8.2%。可比較門市之銷售額方面下跌1.6%。但本集團整體存貨可供銷售日數為26日(二零零零年：28日)，反映本集團在存貨管理方面之實力。

以下為本集團之零售營業額之分析：

	截至六月三十日止之六個月		%
(以百萬港元為單位)	**二零零一年**	二零零零年	**轉變**
台灣	**405**	482	**-16.0**
香港	**382**	380	**0.5**
中國大陸	**374**	319	**17.2**
其他市場	**273**	225	**21.3**

除台灣市場外，所有市場均錄得銷售增長。台灣零售營業額下跌16.0%至405百萬港元(二零零零年：482百萬港元)，主要原因在於市道不景及新台幣匯價下跌，其中因新台幣兌港元疲弱而導致的跌幅達9.8%。

香港零售情況大致不變，為382百萬港元(二零零零年：380百萬港元)，反映經濟前景不明朗。

中國大陸錄得營業額增加17.2%至374百萬港元(二零零零年：319百萬港元)，主要由於零售門市總數增加101間。

每個品牌因應其不同之發展階段而表現各異。

截至二零零一年六月三十日止六個月，「佐丹奴」之零售及批發營業額為14.1億港元(二零零零年：13.9億港元)。較慢之增長反映本集團著重提高邊際利潤而非在於提高銷售營業額。「佐丹奴」銷售營業額之增長，動力將主要來自新市場及有持續增長機會之市場，包括澳洲、日本、韓國及中國大陸。當台灣經濟好轉，相信當地市場之復甦指日可待。

「Giordano Ladies」之營業額增長36.2%至64百萬港元(二零零零年：47百萬港元)。繼有台灣及香港市場外，「Giordano Ladies」亦已於廣州、上海及北京開設門市，初步反應理想，年內將開設更多門市。

「Giordano Junior」之營業額微升4.2%至74百萬港元(二零零零年：71百萬港元)，該品牌將於秋季重新以嶄新系列推出給顧客。

「Bluestar Exchange」踏入第三年，其截至二零零一年六月三十日止六個月之零售額增長達91百萬港元(二零零零年：65百萬港元)，有關增長主要由於在台灣、新加坡及德國等地門市共增加20間。該品牌於春季曾重新作出市場推廣以增加邊際溢利及經營溢利。本公司與華潤創業有限公司合作，將「Bluestar Exchange」改以「Blue Navy」品牌於中國大陸推出市場，在當地以新形象測試市場反應。經過充份測試門市後，預期將於六個月內迅速開設最多達25間門市。

截至二零零一年六月三十日止六個月，製衣部門銷售營業額(包括集團內部銷售額)僅增加2.3%至350百萬港元(二零零零年：342百萬港元)。但對外客戶銷售淨額則增加17.0%至103百萬港元(二零零零年：88百萬港元)，此乃本集團貫徹政策，將製衣生產力重點調撥至對外客戶訂單之成果。製衣部門對本集團經營溢利(經綜合調整後)之貢獻達31百萬港元(二零零零年：34百萬港元)，佔本集團綜合經營溢利總額之15.8%(二零零零年：19.4%)。

毛利

截至二零零一年六月三十日止六個月之毛利增長5.0%至770百萬港元(二零零零年：733百萬港元)。邊際毛利率略為改善至44.2%(二零零零年：44.1%)。

雖然台灣零售之邊際利潤偏低，但與其他零售市場之邊際利潤有所改善而對銷。邊際利潤政策得以維持，乃因產品創新及增值策略之配合，加上在回顧期間較少減價，令到整體邊際利潤得以保持。

製衣部門之邊際毛利亦有輕微增長，主要歸功於原料成本降低及分包生產策略之成功。

分銷成本及管理與其他經營開支

分銷成本及管理與其他經營開支共增加2.6%至642百萬港元(二零零零年:626百萬港元),佔營業額36.9%(二零零零年:37.7%)。

現金流量

本集團從經營業務獲得之現金為270百萬港元,二零零零年同期則為131百萬港元。該139百萬港元之增幅主要由於存貨減少及應收款項下降所致。

投資回報與融資償還之現金流出淨額為139百萬港元,而二零零零年同期則錄得178百萬港元。下跌主要由於派付較少股息為157百萬港元(二零零零年:198百萬港元)。

投資業務之現金流出淨額為256百萬港元,而二零零零年同期則錄得26百萬港元。該230百萬港元之增加主要由於二零零一年一月購入一項香港物業之租約權益而支付的代價。該項租約權益之現金流出總額為207百萬港元。

融資活動之現金流入淨額為6百萬港元,二零零零年同期則錄得21百萬港元。該15百萬港元之減少主要反映購回股份開支減少,與及行使購股權所得款項亦有所減少之整體結果。於截至二零零一年六月三十日止六個月內,本公司並無購回任何本公司之股份(二零零零年:40百萬港元)。行使購股權所得款項亦減少至8百萬港元(二零零零年:63百萬港元)。

財政狀況

流動現金及資金來源

於二零零一年六月三十日之現金及銀行結餘為589百萬港元(二零零零年六月三十日:701百萬港元)。流動比率為2.8(二零零零年六月三十日:3.4),而本集團總負債為476百萬港元(二零零零年六月三十日:407百萬港元)。於二零零一年六月三十日,本集團之資本負債比率為0.3(二零零零年六月三十日:0.3),按平均股東資本15.8億港元(二零零零年六月三十日:14.5億港元)計算。

由於推行業務全球化,使本集團須面對匯率波動之風險。為對沖若干附屬公司之間的採購貨品付款,本集團訂立若干外滙期貨合約,以緩和有關滙率波動之風險。海外業務之現金盈餘亦於適當時匯返香港。長遠而言,本集團將加強在當地市場供應商採購貨品。

於二零零一年六月三十日,本集團之貿易融資及循環貸款總額為728百萬港元,而上述循環貸款並無動用。管理層相信現有之財政資源足以應付日後之擴展計劃。如有需要時,本集團亦可以優惠條款取得額外融資。

展望

本集團以去年同期高溢利為基礎，於二零零一年首六個月仍可保持10.4%之穩定溢利增長，本集團相信在此方面已跨進一大步。

然而，由於部份現有市場之宏觀經濟有待復甦，故為審慎起見，本集團認為不應對未來六個月之業績預測過份樂觀。因此，本集團會謹慎地為所有主要市場作出營運策略計劃。

於未來六個月，管理層將集中推行以下策略：

(1) 改良產品組合 — 事實證明此策略極為成功，並為改善本集團邊際利潤及營業額之關鍵因素。然而，本集團不會為爭取更佳之營業額增長而降低邊際經營利潤。本集團將致力提供更高增值產品，以刺激顧客之購買慾。

(2) 廣告 — 為進一步提高品牌知名度及增加市場佔有率，本集團將於廣告宣傳方面投入更多資源。該等資源之增幅將與營業額增長百分比符合。

(3) 減少固定經常開支 — 本集團會不斷檢討及精簡營運，以確保固定成本及經常開支維持於理想水平。

(4) 進一步拓展新發展市場 — 本公司預計將於日本增加3間門市；德國增加24間門市；澳洲增加7間門市及印尼增加7間門市。藉著該等拓展計劃，本集團將可於該等市場取得重大之經濟效益。由於新發展市場起步時不免需要對若干事項作出調整，故管理層預計於二零零一年全年日本及德國市場在該等調整後會出現輕微虧損，但預期將於未來數年為本集團提供可觀貢獻。

人力資源

於二零零一年六月三十日，本集團之僱員總數約為8,000名。本集團為僱員提供優厚薪酬組合。此外，本集團亦會按業績及個別僱員表現給予合資格僱員酌情花紅及購股權。

截至二零零一年六月三十日止六個月內，根據本公司僱員購股權計劃共授出可認購本公司4,940,000股股份之購股權予本集團合資格僱員，而可認購總數200,000股股份之購股權於期內已因逾期或僱員離職而註銷及／或失效。

董事權益

於二零零一年六月三十日，董事在本公司的股份權益如下：

董事	持有股份數目及權益性質				已授出而尚未行使之購股權可認購股份之數目
	個人	家族	公司	總額	
劉國權	11,708,000	—	—	11,708,000	25,000,000
馮永昌	—	—	—	—	1,700,000
馬灼安	479,086	—	—	479,086	1,840,000
吳士元	692,000	—	—	692,000	900,000
黃百全	1,296,000	—	—	1,296,000	748,000

除上述披露外，於二零零一年六月三十日各董事或彼等之聯繫人士概無於本公司或其任何聯繫公司(按證券(披露權益)條例(「該條例」)之涵義)之股本權益中擁有任何須遵照該條例第二十八條知會本公司及香港聯合交易所有限公司(「聯交所」)之權益(包括根據該條例第三十一條或附件第一部被視為或假定擁有之權益)或須遵照該條例第二十九條列入所述之登記名冊內之權益。

董事購入股份或債券之權利

截至二零零一年六月三十日止六個月內，本公司授出可認購200,000股股份之購股權予以下董事：

董事	已授出購股權之股份數目	每股行使價
		港元
黃百全	200,000	3.384

截至二零零一年六月三十日止六個月內，以下董事因行使其年前授予之購股權，而發行股份共1,400,000股：

董事	已行使購股權數目	每股行使價
		港元
劉國權	1,400,000	2.22

除上述者外，本公司或其任何附屬公司於截至二零零一年六月三十日止六個月內概無訂立任何安排，致使本公司董事或彼等之配偶或未滿十八歲之子女可藉購入本公司或其他法團之股份或債券而獲益。

主要股東權益

就各董事所知，於二零零一年六月三十日，本公司根據該條例第十六條規定存置之登記冊內之記錄，並無任何人士直接或間接擁有本公司已發行股本10%或以上之權益。

公司管治

本公司並無董事知悉任何資料足以有理由地顯示本公司於截至二零零一年六月三十日止六個月內，未有遵守在聯交所證券上市規則附錄十四中之最佳應用守則(除指引七：本公司之非執行董事乃根據本公司細則獲委任直至輪值告退為止；及指引十一：由於本公司政策，董事酬金是由本公司董事會委任之補償委員會(由兩位執行董事、兩位獨立非執行董事及一位獨立管理顧問組成)處理)。

審核委員會

審核委員會已就編製截至二零零一年六月三十日止六個月未經審核的簡明財務報表，與董事審核本集團所採納之會計政策及慣例，以及討論內部控制及財務申報等事宜。

購買、出售或贖回本公司之上市證券

於截至二零零一年六月三十日止六個月內，本公司概無贖回本公司之任何上市證券。本公司或其任何附屬公司亦無於同期購買或出售本公司之上市證券。

承董事會命
主席
劉國權

香港，二零零一年八月九日



1,673
1,270
1,429
1,661
1,741
1997
1998
1999
2000
2001

營業額
截至六月三十日止六個月
(以百萬港元為單位)



128
21
132
173
191
1997
1998
1999
2000
2001

股東應佔溢利
截至六月三十日止六個月
(以百萬港元為單位)



52
45
32
28
26
1997
1998
1999
2000
2001

存貨可供銷售
(日數)



563
667
682
825
1,013
1997
1998
1999
2000
2001

門市總數


giordano ladies
GIORDANO
Junior
GIORDANO
BLUE STAR
EXCHANGE
GIORDANO Shop
www.giordano.com.hk

中期報告 2001

佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)